For Immediate Release

November 7, 2013
Manulife Financial reports 3Q13 net income of $1 billion, strong core earnings of $704 million, and a regulatory capital ratio of 229%

Substantive progress made on growth strategies in the third quarter of 2013:
•
Developing our Asian opportunity to the fullest – Double digit growth in wealth sales1 over the third quarter of 2012; maintained leading position in net cash flows in the Mandatory Provident Fund in Hong Kong. While insurance sales were below the same quarter last year, we have seen good momentum building in both Hong Kong and Japan in September and expect this to carry forward to the fourth quarter2.

•
Growing our wealth and asset management businesses in Asia, Canada, and the U.S. – Strong net wealth flows contributed to the 20th consecutive quarter of record funds under management1; institutional advisory assets under management increased 30 per cent over the same quarter last year.

•
Continuing to build our balanced Canadian franchise – Mutual fund assets under management increased 29 per cent over the same quarter in the prior year, double the industry growth rate3; double digit growth in our group pension business; strong new loan volume growth at Manulife Bank; first company in Canada to be licensed to administer the new federal Pooled Registered Pension Plans (PRPP); launched RetirementPlus, an innovative new segregated fund product; and expanded our travel insurance business through a transaction with RBC Insurance.

•
Continuing to grow higher ROE, lower risk U.S. businesses – Robust mutual fund sales were nearly double the third quarter of 2012; solid insurance sales with improved new business mix; and rebranded mutual fund business to John Hancock Investments and broker-dealer network to Signator Investors.  Sales in the U.S. 401(k) business declined as a result of lower plan turnover and competitive pressures but we received additional commitments on the new mid-market 401(k) platform.

Highlights for the quarter ended September 30, 2013:

•	Reported net income attributed to shareholders of $1,034 million.
•	Generated core earnings1 of $704 million, up $95 million from 2Q13.
•	Achieved strong wealth sales of $11.3 billion, up 34 per cent4 from 3Q12.
•	Reported a four per cent increase in insurance sales over 3Q12.
•	Generated strong investment-related experience of $543 million.
•	Increased MLI’s MCCSR ratio by seven points over 2Q13 to 229 per cent.
•	Generated new business embedded value1 of $278 million, up 56 per cent from 3Q12.
•	Achieved record funds under management of $575 billion.
•	Reported a $252 million net charge related to our annual actuarial review.
•	Reported net income attributed to shareholders in accordance with U.S. GAAP1 of $148 million.

1	This is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.
2	See “Caution regarding forward-looking statements” below.
3	Based on publicly available information from Investor Economics and the Investment Funds Institute of Canada (IFIC).
4	Growth (declines) in sales, premiums and deposits and funds under management are stated on a constant currency basis, a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

November 7, 2013 – Press Release Reporting Third Quarter Results

TORONTO – Manulife Financial Corporation (“MFC”) announced today net income attributed to shareholders of $1,034 million for the third quarter ended September 30, 2013. This compares with a net loss of $211 million in the third quarter of 2012. Fully diluted earnings per common share (“EPS”) were $0.54 and return on common shareholders’ equity (“ROE”) was 16.8 per cent for the third quarter of 2013.

In the third quarter of 2013, MFC generated core earnings of $704 million compared with $570 million in the third quarter of 2012. Fully diluted core earnings per common share (“Core EPS”)5 were $0.36 and core return on common shareholders’ equity (“Core ROE”)5  was 11.3 per cent.

Donald Guloien, President and Chief Executive Officer said, “We are very pleased to see our strategy unfolding into strong operating results, and are making real tangible progress against our longer-term objectives6.  As we predicted last quarter, a number of items with unusual timing reversed themselves this quarter, contributing to the increase in net income.  Investment performance also made a very significant contribution.  Our core earnings give an indication of the underlying earnings capacity of the business going forward.”

Mr. Guloien added, “Insurance sales increased modestly, but most importantly, were accompanied by much higher margins; wealth sales were extremely positive across the board.  The overall plan is unfolding extremely well."

Steve Roder, Chief Financial Officer said, “We continue to make steady progress on growing our core earnings, and we reported net income of $1 billion despite incurring a net charge of $252 million as a result of the annual review of our actuarial methods and assumptions.”

Mr. Roder continued, “Our capital ratio was further strengthened by seven points in the third quarter to 229 per cent.”

Highlights for the quarter ended September 30, 2013:
•	Reported net income attributed to shareholders of $1,034 million compared to a loss of $211 million in the third quarter of 2012.

–
Earnings benefitted by $543 million from the favourable impact that the current period’s investment activity had on the measurement of our policy liabilities and investment income as well as market-related factors of $94 million.

–
Partially offsetting these favourable impacts was a charge of $252 million related to the annual review of actuarial methods and assumptions. In the third quarter of 2012, we reported a charge of $1.0 billion related to the corresponding annual review.

–
This quarter, we saw a reversal of the second quarter charges related to (1) the short term increase in our Government of Canada bond holding, as we redeployed these into higher yielding assets and (2) the impact of interest rates on the bond and balanced funds in variable annuity products, as we updated our bond parameters to reflect higher prevailing rates as part of the third quarter actuarial review.

–	Net income attributed to shareholders for the nine months ended September 30, 2013 was $1,833 million as compared to $733 million for the first nine months of 2012.

•	Generated core earnings of $704 million, an increase of $95 million from the second quarter of 2013 and an increase of $134 million from a year earlier.

–
The $95 million increase over the prior quarter reflects more favourable policyholder experience, a $40 million release of tax provisions from closing prior years’ tax filings in
Canada, and lower net hedging costs, partially offset by lower investment income in the surplus segment.

–
The $134 million increase over the prior year reflects improved new business margins on our insurance businesses, higher fee income as a result of the growth of our wealth management businesses, improved policyholder claims experience, higher release of tax provisions from the closure of prior years’ tax filings and lower hedging costs.

5	This is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.
6   See “Caution regarding forward-looking statements” below.

November 7, 2013 – Press Release Reporting Third Quarter Results

–	Core earnings for the nine months ended September 30, 2013 were $1,932 million as compared to $1,695 million for the first nine months of 2012.

•
Achieved strong wealth sales of $11.3 billion, up 34 per cent from a year earlier. Asia wealth sales increased by 21 per cent with strong double digit growth across most territories.  In Canada, strong growth in mutual fund deposits and bank lending volumes contributed to a 32 per cent growth in wealth sales.  U.S. Division’s wealth sales rose 37 per cent as mutual fund sales nearly doubled but were partially offset by a 43 per cent decline in Retirement Plan Services sales driven in part by lower plan turnover in the market.

•
Reported a four per cent increase in insurance sales compared to a year ago. Insurance sales in Asia declined four per cent as the increase in sales in Hong Kong and Other Asia7 were more than offset by lower corporate product sales in Japan. In Canada, although Individual Insurance annualized premium sales were eight per cent lower than the prior year, sales in Group Benefits drove an increase of 27 per cent in total insurance sales compared with third quarter 2012. In the U.S., insurance sales were in line with the prior year and reflected a more favourable product mix.

•
Generated strong investment-related experience of $543 million, $52 million of which was included in core earnings. The experience included $284 million primarily attributable to favourable returns from our timber, agriculture and private equity assets; gains from the redeployment of government securities into higher yielding assets; and continued excellent credit experience.  In addition, we reported net gains of $259 million related to planned asset allocation activities that enhanced surplus liquidity and resulted in better asset-liability matching in the respective liability segments.

•
Ended the quarter with the Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio for The Manufacturers Life Insurance Company (“MLI”) of 229 per cent, up seven points from June 30, 2013.  This seven point increase was driven in part by lower required capital on segregated funds, as a result of both higher equity markets and changes to the assumptions used in the required capital calculation consistent with the third quarter changes in actuarial assumptions.  Third quarter earnings also contributed to the increase.

•
Generated new business embedded value (“NBEV”) of $278 million, up 56 per cent from a year ago. The increase in NBEV reflects favourable product re-pricing and changes to new business mix in our insurance businesses, higher volumes in our wealth management businesses and improved expenses.

•	Achieved record funds under management (“FUM”) of $575 billion.

•	Reported a $252 million net charge related to our annual actuarial review.

–
This was largely driven by unfavourable changes to lapse and policyholder behavior assumptions, partly offset by the benefit from the annual update to the parameters used in the stochastic valuation of our segregated fund businesses and other annual updates.

•
In the fourth quarter, we will be completing our review of our modeling of future tax cash flows for our U.S. Variable Annuity business and we expect that this could result in a charge to earnings.  The amount is dependent upon the potential implementation of changes to the investment objectives of separate accounts that support our Variable Annuity products, which require policyholder approval.  Separately, as previously announced, we expect the sale of our Taiwan insurance business to close in the fourth quarter or early 2014, subject to regulatory approvals.  We expect the net impact of all these items, if completed, would be neutral to positive8.

•	Reported $148 million net income attributed to shareholders in accordance with U.S. GAAP inclusive of $498 million of losses related to our variable annuity business and macro hedges.

Financial Highlights

7	Other Asia excludes Japan, Hong Kong and Indonesia.
8	See “Caution regarding forward-looking statements” below.

November 7, 2013 – Press Release Reporting Third Quarter Results

	Quarterly Results			YTD Results
C$ millions, unless otherwise stated, unaudited	3Q 2013	2Q 2013	(restated)(1) 3Q 2012	Sept 2013	(restated)(1) Sept 2012
Net income (loss) attributed to shareholders	$1,034	$259	$(211)	$1,833	$733
Preferred share dividends	(33)	(32)	(31)	(97)	(83)
Common shareholders’ net income (loss)	$1,001	$227	$(242)	$1,736	$650
Reconciliation of core earnings to net income (loss) attributed to shareholders:
Core earnings(2)	$704	$609	$570	$1,932	$1,695
Investment-related experience in excess of amounts included in core earnings	491	(97)	365	491	628
Core earnings plus investment-related experience in excess of amounts included in core earnings	$1,195	$512	$935	$2,423	$2,323
Other items to reconcile core earnings to net income attributed to shareholders:
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities that are dynamically hedged	94	(242)	34	(255)	(664)
Changes in actuarial methods and assumptions, excluding ultimate reinvestment rate (“URR”)	(252)	(35)	(1,006)	(356)	(994)
Other items(3)	(3)	24	(174)	21	68
Net income (loss) attributed to shareholders	$1,034	$259	$(211)	$1,833	$733
Basic earnings (loss) per common share (C$)	$0.54	$0.12	$(0.13)	$0.95	$0.36
Diluted earnings (loss) per common share (C$)	$0.54	$0.12	$(0.13)	$0.94	$0.36
Diluted core earnings per common share (C$)(2)	$0.36	$0.31	$0.29	$0.99	$0.87
Return on common shareholders’ equity (“ROE”) (%)	16.8%	3.9%	(4.4)%	10.1%	4.0%
Core ROE (%)(2)	11.3%	10.0%	9.9%	10.6%	9.8%
Funds under management (C$ billions)(2)	$575	$567	$514	$575	$514

(1)
The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013.   For a detailed description of the change see our first quarter 2013 report to shareholders.

(2)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.
(3)	For a more detailed description see Section B1 below.

November 7, 2013 – Press Release Reporting Third Quarter Results

SALES AND BUSINESS GROWTH

Asia Division

Robert Cook, Senior Executive Vice President and General Manager, Asia Division, stated, “Our insurance sales were disappointing in the third quarter of 2013, flat compared to the prior quarter and down four per cent year-over-year, largely due to lower corporate product sales in Japan. However, we did see good momentum building in both Hong Kong and Japan in September, and we expect this to carry forward to the fourth quarter9. Our third quarter wealth sales increased by 21 per cent over the third quarter of 2012, and were down as expected from our sales in the second quarter of 2013 as we had fewer fund launches during the third quarter. We remain confident in the long-term trends of our wealth strategy.”

Asia Division third quarter 2013 insurance sales of US$251 million were four per cent lower than the same quarter of 2012 primarily due to lower corporate product sales in Japan following pricing actions in the fourth quarter of 2012. All insurance sales growth percentages quoted below are based on third quarter 2013 versus third quarter 2012, unless stated otherwise.

•	Japan insurance sales of US$95 million decreased by 20 per cent primarily due to the pricing actions discussed above, partly offset by contributions from new product launches.

•	Hong Kong insurance sales of US$59 million were up seven per cent driven by growth in our agency force and higher par and critical illness product sales.

•	Indonesia insurance sales of US$27 million were consistent with last year as the 44 per cent growth in Bank Danamon sales was offset by lower sales from other bank partners.

•
Asia Other insurance sales (Asia excluding Japan, Hong Kong and Indonesia) of US$70 million increased 13 per cent driven by strong universal life product sales in Singapore and higher agency sales in Vietnam.

Third quarter 2013 wealth sales of US$1.3 billion were 21 per cent higher than the third quarter of 2012.  Sales growth percentages quoted below are based on third quarter 2013 versus third quarter 2012, unless stated otherwise.

•	Japan wealth sales were US$226 million, an increase of 60 per cent, driven by higher sales of the Strategic Income Fund, launched in the fourth quarter of 2012.

•
Hong Kong wealth sales of US$243 million, an increase of 46 per cent, continued to benefit from higher Pension sales following the launch of the Mandatory Provident Fund’s new Employee Choice Arrangement late last year.

•	Indonesia wealth sales of US$137 million decreased by 12 per cent due to lower single premium unit-linked product sales from the bank channel, partly offset by higher pension sales.

•
Asia Other wealth sales of US$659 million were up 14 per cent driven by higher mutual fund sales in Taiwan and the continued success of single premium unit-linked product sales in the Philippines, partly offset by lower mutual fund sales in China. Record sales in Malaysia, boosted by the launch of a new bond fund and a new single premium unit-linked product through our expanded bank distribution, also contributed.

Asia Division continues to execute on our longer-term growth strategy by expanding agency and bank channel distribution capacity.  Contracted agents stood at approximately 54,600 as at September 30, 2013, a six per cent increase from September 30, 2012, with double digit growth in Indonesia and Vietnam. Bank channel sales, expressed as total annualized insurance and wealth premium equivalent (“APE”) basis sales10, decreased by 11 per cent primarily due to lower term and whole life product sales in Japan following pricing actions last year.

9	See “Caution regarding forward-looking statements” below.
10	This is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

November 7, 2013 – Press Release Reporting Third Quarter Results

Canadian Division

Marianne Harrison, Senior Executive Vice President and General Manager, Canadian Division reported, “We made progress across all our diverse business lines in the third quarter.  We have strong momentum in both Manulife Mutual Funds and Group Retirement Solutions.  Our market leadership continued and we were the first company in Canada licensed by the Office of the Superintendent of Financial Institutions to administer the new federal Pooled Registered Pension Plans which are expected to be available for sale in certain provinces in 2014.  We launched our innovative RetirementPlus, the next step in the evolution of our segregated fund product portfolio.  Manulife Bank reported growth in new loan production and Group Benefits continued to produce strong results with solid sales growth in key markets. Individual Insurance sales continued to reflect the impact of deliberate product re-positioning.  We also expanded our travel insurance business through a transaction with RBC Insurance Company of Canada.”

Individual wealth management sales of $2.8 billion for the third quarter of 2013 increased 33 per cent compared with the third quarter of 2012, driven by continued strong momentum in mutual funds and higher new loan volumes in Manulife Bank.

•
Manulife Mutual Funds gross deposits of $1.5 billion in the third quarter were more than 70 per cent higher than in the third quarter of 2012. We continue to leverage our global asset management expertise, driving strong fund performance across a diverse global platform.  At September 30, 2013, Manulife Mutual Funds offered 19 Four- or Five- Star Morningstar11 rated mutual funds.  Record year-to-date net sales, in combination with favourable market performance, drove assets under management to a record $25.3 billion, up 29 per cent from September 30, 2012, double the industry growth rate12.

•
Manulife Bank’s net lending assets were a record $18.5 billion, an increase of nine per cent from the third quarter of 2012, which outpaced industry growth13 and reflects good retention and strong new lending volumes. Third quarter new loan production of $1.3 billion increased 14 per cent from the third quarter of 2012.

•
Variable annuity sales were $313 million, 32 per cent lower than the third quarter of 2012, reflecting the evolution of our product strategy. During the quarter, we launched Manulife RetirementPlus, an innovative, flexible retirement savings and income solution which customers can personalize to meet their retirement needs.  Fixed product sales were $108 million in the third quarter, up significantly from third quarter 2012, reflecting more competitive rate positioning.

Individual Insurance third quarter 2013 annualized premium sales were $61 million or eight per cent lower than the same period in 2012 as we continue to focus on products with more favourable risk profiles.  Third quarter single premium sales of $90 million were 11 per cent higher than third quarter 2012 sales driven by growth in travel insurance.

In our Group businesses, Group Benefits sales were $116 million for the third quarter of 2013, an increase of 63 per cent compared with the third quarter of 2012 and Group Retirement Solutions sales of $273 million were 23 per cent higher than the same period last year.  According to the most recently published industry information, Group Benefits continued to lead the industry in sales in the second quarter of 201314.
U.S. Division

11
For each fund with at least a 3-year history, Morningstar calculates a Morningstar Rating based on a Morningstar Risk-Adjusted Return that accounts for variation in a fund’s monthly performance (including effects of sales charges, loads and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category, the next 22.5%, 35%, 22.5% and bottom 10% receive 5, 4, 3, 2 or 1 star, respectively. The Overall Morningstar Rating for a fund is derived from a weighted average of the performance associated with its 3-, 5- and 10 year (if applicable) Morningstar Rating metrics. Past performance is no guarantee of future results. The overall rating includes the effects of sales charges, loads and redemption fees, while the load-waived does not. Load-waived rating for Class A shares should only be considered by investors who are not subject to a front-end sales charge.

12	Based on publicly available information from Investor Economics and the Investment Funds Institute of Canada (IFIC).
13	As per McVay and Associates, The Personal Banking Product Market Share, August 2013.
14	Based on quarterly LIMRA industry sales reports as at June 30, 2013.

November 7, 2013 – Press Release Reporting Third Quarter Results

Craig Bromley, Senior Executive Vice President and General Manager, U.S. Division stated, "The U.S. Division reported another strong quarter of operating results and we are executing well in all of our businesses.  Robust sales in John Hancock Investments contributed to record funds under management in the Wealth Management businesses.  On the insurance front, we continued to record strong sales in our repriced, lower risk insurance products. We also increased the number of Signator agents, expanded our expertise in wealth management products, and strengthened our geographic presence in the western and northern parts of the United States through the acquisition of Symetra Investment Services in October.”

Wealth Management third quarter 2013 sales were US$6.7 billion, an increase of 37 per cent compared with the same quarter of the prior year.

•
John Hancock Investments (“JH Investments”) third quarter 2013 sales of US$5.8 billion increased 87 per cent compared with our third quarter 2012 results, and included increases across all distribution channels. Sales were driven by a strong product lineup which leverages our manager-of-managers investment model, strong distribution partnerships, improved productivity of the sales force, and a shift in investor money back to equity funds.  At September 30, 2013, JH Investments offered 26 Four- or Five-Star Morningstar rated equity and fixed income mutual funds. JH Investments redemption rates remained below the industry average, contributing to its eighth consecutive quarter of positive net sales15 . These sales and retention results propelled funds under management as at September 30, 2013 to a record high of US$56 billion, a 38 per cent increase from September 30, 2012.

•
John Hancock Retirement Plan Services third quarter sales were US$870 million, a decrease of 43 per cent compared with third quarter 2012 results, driven in part by lower plan turnover in the market. Funds under management grew to a record US$79 billion as at September 30, 2013, a 12 per cent increase from September 30, 2012. Our recently launched “Enterprise” product (a mutual fund offering geared toward the mid-market) continues to gain traction.  Enterprise sales commitments now total approximately US$100 million.

•
The John Hancock Lifestyle and Target Date funds had assets under management of US$86.7 billion as at September 30, 2013, an eight per cent increase over September 30, 2012, and we were the fourth largest manager of assets in the U.S. for Lifestyle and Target Date funds offered through retail mutual funds and variable insurance products as of September 30, 201316.  In the third quarter of 2013, new deposits included US$484 million of JH Investments sales and US$2.0 billion of deposits from our 401(k) products.

Overall U.S. Insurance sales of US$154 million for the third quarter of 2013 were in line with the same period in the prior year but continued to include a higher proportion of sales from products with higher margins and more favourable risk profiles.

•
John Hancock Life (“JH Life”) sales of US$139 million were relatively flat compared with the third quarter of 2012. The business generated strong sales of the Protection universal life (“UL”) and Indexed UL products, driven by growing market acceptance of these products as alternatives to No-Lapse Guarantee.  This offset lower sales compared to the prior year of Corporate Owned Life Insurance which can vary significantly by quarter. JH Life also launched a new Survivorship Indexed Universal Life product in the third quarter, which complements its single life offering, Protection Indexed Universal Life, by offering survivorship protection.

•	John Hancock Long-Term Care sales of US$15 million in the third quarter of 2013 grew 15 per cent compared with the same period in 2012, as a key competitor pulled back in the market.

Investment Division

15
Source: Strategic Insight SIMFUND. Net sales (net new flows) is calculated using retail long-term open end mutual funds for managers in the Intermediary-Sold channel. Figures exclude money market and 529 share classes.

16	Source: Strategic Insight. Includes Lifestyle and Lifecycle (Target Date) mutual fund assets and fund-of-funds variable insurance product assets (variable annuity and variable life).

November 7, 2013 – Press Release Reporting Third Quarter Results

Warren Thomson, Senior Executive Vice President and Chief Investment Officer, said, “General Fund investment results were very strong in the third quarter 2013. We were pleased with the favourable returns from our timber, agricultural and private equity investments, part of our alternative long-duration asset portfolio where we have significant investment management expertise and a history of strong performance. Our credit experience continues to outperform, with Q3 marking the tenth quarter out of the last twelve quarters where we met or exceeded our pricing assumptions.  This quarter, we also reported reinvestment gains from the redeployment of government securities into higher yielding assets and the completion of planned asset allocation activities that enhanced surplus liquidity and resulted in better asset-liability matching in the respective liability segments.”

Mr. Thomson continued, “Strong, long-term investment performance continues to be a differentiator for Manulife Asset Management; we reported strong results, with all asset classes outperforming quarterly, and on a 1, 3, and 5-year basis.”

Assets managed by Manulife Asset Management (“MAM”) were $265 billion as at September 30, 2013, an increase of $3 billion from June 30, 2013.  At September 30, 2013, MAM had a total of 60 Four-and Five-Star Morningstar rated funds, in line with June 30, 2013.

AWARDS & RECOGNITION

In Hong Kong, in the Reader’s Digest Trusted Brand Awards, Manulife won Gold in the insurance company category for the 10th consecutive year as well as winning Gold in the provident fund category for the second year in a row.

In Hong Kong, Manulife won top spot in the insurance category in the Yahoo! Emotive Brand Awards for the 10th consecutive year.

In Canada, Manulife was named to the 2013/2014 Dow Jones Sustainability North American Index, recognizing our commitment to ethical business practices and good governance, growing our business sustainably, and contributing positively to the communities where we live and work.

In the U.S., John Hancock Retirement Plan Services was ranked first in five categories, according to Plan Advisor magazine’s annual survey, including best overall service, micro plans, among other categories.

Notes:
Manulife Financial Corporation will host a Third Quarter Earnings Results Conference Call at 2:00 p.m. ET on November 7, 2013.  For local and international locations, please call 416-340-8018 and toll free in North America please call 1-866-225-0198.  Please call in ten minutes before the call starts. You will be required to provide your name and organization to the operator.  A replay of this call will be available by 6:00 p.m. ET on November 7, 2013 through November 21, 2013 by calling 905-694-9451 or 1-800-408-3053 (passcode: 6718073).

The conference call will also be webcast through Manulife Financial’s website at 2:00 p.m. ET on November 7, 2013. You may access the webcast at: www.manulife.com/quarterlyreports. An archived version of the webcast will be available at 4:30 p.m. ET on the website at the same URL as above.

The Third Quarter 2013 Statistical Information Package is also available on the Manulife Financial website at: www.manulife.com/quarterlyreports. The document may be downloaded before the webcast begins.

Media inquiries: Sean B. Pasternak 416 852-2745 sean_pasternak@manulife.com	Investor Relations: Steven Moore (416) 926-6495 steven_moore@manulife.com	Investor Relations: Anique Asher (416) 852-9580 anique_asher@manulife.com
MANAGEMENT’S DISCUSSION AND ANALYSIS

November 7, 2013 – Press Release Reporting Third Quarter Results

This Management’s Discussion and Analysis (“MD&A”) is current as of November 7, 2013, unless otherwise noted. This MD&A should be read in conjunction with the MD&A and audited consolidated financial statements contained in our 2012 Annual Report.

For further information relating to our risk management practices and risk factors affecting the Company, see “Risk Factors” in our most recent Annual Information Form, “Risk Management and Risk Factors” and “Critical Accounting and Actuarial Policies” in the MD&A in our 2012 Annual Report, and the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports.

In this MD&A, the terms “Company”, “Manulife Financial” and “we” mean Manulife Financial Corporation (“MFC”) and its subsidiaries.

Contents
A	OVERVIEW	D	RISK MANAGEMENT AND RISK FACTORS UPDATE
1.	Third quarter highlights	1.	Regulatory, actuarial and accounting risks
2.	Other items of note	2.	Variable annuity and segregated fund guarantees
		3.	Caution related to sensitivities
B	FINANCIAL HIGHLIGHTS	4.	Publicly traded equity performance risk
1.	Third quarter earnings analysis	5.	Interest rate and spread risk
2.	Premiums and deposits
3.	Funds under management	E	ACCOUNTING MATTERS AND CONTROLS
4.	Capital	1.	Critical accounting and actuarial policies
5.	U.S. GAAP results	2.	Actuarial methods and assumptions
		3.	Sensitivity of policy liabilities to updates to assumptions
C	PERFORMANCE BY DIVISION	4.	Accounting and reporting changes
1.	Asia
2.	Canadian	F	OTHER
3.	U.S.	1.	Performance and Non-GAAP measures
4.	Corporate and Other	2.	Key planning assumptions and uncertainties
		3.	Caution regarding forward-looking statements

November 7, 2013 – Press Release Reporting Third Quarter Results

A         OVERVIEW

A1	Third quarter highlights

Net income attributed to shareholders was $1,034 million in the third quarter of 2013 compared with a loss of $211 million in the third quarter of 2012.

Third quarter 2013 earnings included core earnings of $704 million, $491 million favourable investment-related experience (in addition to the $52 million included in core earnings) and market-related factors of $94 million, partly offset by a charge of $252 million related to the annual review of actuarial methods and assumptions.

The third quarter of 2012 results included $570 million of core earnings and $365 million of favourable investment-related experience, in excess of the amount reported in core earnings.  These items were more than offset by a charge of $1.0 billion related to the annual review of actuarial methods and assumptions and a $200 million charge for goodwill impairment.

Net income attributed to shareholders for the nine months ended September 30, 2013 was $1,833 million as compared to $733 million for the first nine months of 2012.

Core earnings increased $134 million compared to the third quarter 2012.  The increase reflects improved new business margins on our insurance businesses, higher fee income as a result of the growth of our wealth management businesses, improved policyholder claims experience, a higher release of tax provisions from the closure of prior years’ tax filings and lower hedging costs.

Total investment-related experience was $543 million, of which $52 million was included in core earnings.  The experience included $284 million primarily attributable to favourable returns from our timber, agriculture and private equity assets; gains from the redeployment of government securities into higher yielding assets; and continued excellent credit experience.  In addition, we reported net gains of $259 million related to planned asset allocation activities that enhanced surplus liquidity and resulted in better asset-liability matching in the respective liability segments.

Market-related factors of $94 million consisted of a $306 million gain related to the direct impact of equity markets and variable annuity guarantees that are dynamically hedged, partially offset by charges of $212 million related to the direct impact of interest rates.

The annual review of actuarial methods and assumptions was completed in the third quarter, resulting in a total net charge of $252 million.  The net charge included:

•
a $530 million charge related to lapse and policyholder behavior assumption changes.  This included updates to John Hancock Insurance premium persistency assumptions for universal life and variable universal life products as well as lapse and policyholder behavior assumptions across insurance and variable annuity businesses, primarily in Canada and in Japan.

•
a $12 million charge due to the John Hancock Long-Term Care (“JH LTC”) triennial review. The net amount includes charges related to updated mortality and morbidity assumptions, offset by the updated assumptions related to the previously filed in-force rate increases as a result of the 2010 review, refinements to the future tax reserve methodology and more favourable lapse assumptions.  As a result of the mortality and morbidity experience review, additional in-force rate increases will be filed for and the estimated benefit of these are included in the net charge.

This was partly offset by:
•
a $203 million increase in earnings from the annual update to the market based parameters used in the stochastic valuation of our segregated fund business, mostly related to the impacts of foreign exchange and bond fund parameter updates.  The bond fund parameters review includes updates to interest rates and volatility assumptions.  The impact of interest rate movements between the last review effective March 31, 2012 and March 31, 2013 led to a charge, which was more than offset by the impact of the increase in interest rates in the second quarter of 2013. Effective in the third quarter 2013, bond fund parameters are updated quarterly, and the impact is reported in the direct impact of equity markets and interest rates.

•
an $87 million net increase in earnings from other changes to actuarial methods and assumptions which includes the favourable impact of refinements related to the projection of asset and liability cash flows, partially offset by updates to mortality and morbidity assumptions on business other than JH LTC.

November 7, 2013 – Press Release Reporting Third Quarter Results

The Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio for The Manufacturers Life Insurance Company (“MLI”) closed the quarter at 229 per cent compared with 222 per cent at the end of the second quarter of 2013.  This seven point increase was driven in part by lower required capital on segregated funds, as a result of both higher equity markets and changes to the assumptions used in the required capital calculation consistent with the third quarter changes in actuarial assumptions.  Third quarter earnings also contributed to the increase.

Insurance sales17 of $605 million in the third quarter of 2013 increased four per cent18 compared with the third quarter of 2012. Insurance sales in Asia declined four per cent due to lower corporate product sales in Japan partially offset by increased sales in Hong Kong and Other Asia.  In Canada, although Individual Insurance annualized premium sales were eight per cent lower than the prior year, sales in Group Benefits drove an increase of 27 per cent in total insurance sales compared with third quarter 2012.  In the U.S., insurance sales were in line with the prior year but reflected a more favourable product mix.

Wealth sales were $11.3 billion in third quarter 2013, an increase of 34 per cent compared with the third quarter of 2012. Asia wealth sales increased by 21 per cent with strong double-digit growth across most territories.  In Canada, strong growth in mutual fund deposits and bank lending volumes contributed to a 32 per cent increase in wealth sales.  U.S. Division’s wealth sales rose 37 per cent as mutual fund sales nearly doubled, but were partially offset by a 43 per cent decline in Retirement Plan Services sales driven in part by lower plan turnover in the market.

A2	Other items of note

We noted in our second quarter report that we expected that the impact of a number of positive one-time items in the second half of the year, when offset with the third quarter review of actuarial assumptions, would result in an amount that would not be substantial in either direction.

In the third quarter, the $259 million investment experience related to the asset allocation activities that enhanced surplus liquidity and resulted in better asset-liability matching in the liability segments and the $252 million charge related to the review of actuarial assumptions, net to a positive $7 million.

In the fourth quarter, we will be completing our review of our modeling of future tax cash flows for our U.S. Variable Annuity business and we expect that this could result in a charge to earnings.  The amount is dependent upon the potential implementation of changes to the investment objectives of separate accounts that support our Variable Annuity products, which require policyholder approval.  Separately, as previously announced, we expect the sale of our Taiwan insurance business to close in the fourth quarter or early 2014, subject to regulatory approvals.  We expect the net impact of all these items, if completed, would be neutral to positive19.

17	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.
18
Growth (declines) in sales, premiums and deposits and funds under management are stated on a constant currency basis.  Constant currency basis is a non-GAAP measure.  See “Performance and Non-GAAP Measures” below.

19	See “Caution regarding forward-looking statements” below.

November 7, 2013 – Press Release Reporting Third Quarter Results

B         FINANCIAL HIGHLIGHTS

	Quarterly Results			YTD Results
C$ millions, unless otherwise stated unaudited	3Q 2013	2Q 2013	(restated)(1) 3Q 2012	2013	(restated)(1) 2012
Net income (loss) attributed to shareholders	$1,034	$259	$(211)	$1,833	$733
Preferred share dividends	(33)	(32)	(31)	(97)	(83)
Common shareholders’ net income (loss)	$1,001	$227	$(242)	$1,736	$650
Reconciliation of core earnings to net income (loss) attributed to shareholders:
Core earnings(2)	$704	$609	$570	$1,932	$1,695
Investment-related experience in excess of amounts included in core earnings	491	(97)	365	491	628
Core earnings plus investment-related experience in excess of amounts included in core earnings	$1,195	$512	$935	$2,423	$2,323
Other items to reconcile core earnings to net income attributed to shareholders:
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities that are dynamically hedged	94	(242)	34	(255)	(664)
Changes in actuarial methods and assumptions, excluding URR	(252)	(35)	(1,006)	(356)	(994)
Other items(3)	(3)	24	(174)	21	68
Net income (loss) attributed to shareholders	$1,034	$259	$(211)	$1,833	$733
Basic earnings (loss) per common share (C$)	$0.54	$0.12	$(0.13)	$0.95	$0.36
Diluted earnings (loss) per common share (C$)	$0.54	$0.12	$(0.13)	$0.94	$0.36
Diluted core earnings per common share (C$)(2)	$0.36	$0.31	$0.29	$0.99	$0.87
Return on common shareholders’ equity (“ROE”) (%)	16.8%	3.9%	(4.4)%	10.1%	4.0%
Core ROE (%)(2)	11.3%	10.0%	9.9%	10.6%	9.8%
U.S. GAAP net income (loss) attributed to shareholders(2)	$148	$(692)	$481	$(889)	$2,320
Sales(2) Insurance products	$605	$929	$596	$2,153	$2,420
Wealth products	$11,299	$13,718	$8,229	$37,440	$25,501
Premiums and deposits(2) Insurance products	$6,057	$6,321	$5,597	$18,380	$17,592
Wealth products	$14,645	$17,358	$11,149	$48,334	$33,781
Funds under management (C$ billions)(2)	$575	$567	$514	$575	$514
Capital (C$ billions)(2)	$31.1	$30.8	$28.0	$31.1	$28.0
MLI’s MCCSR ratio	229%	222%	204%	229%	204%

(1)
The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013.   For a detailed description of the change see our first quarter 2013 report to shareholders.

(2)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.
(3)	For a more detailed description see Section B1 below.

November 7, 2013 – Press Release Reporting Third Quarter Results

B1         Third quarter earnings analysis

The table below reconciles the third quarter 2013 core earnings of $704 million to the reported net income attributed to shareholders of $1,034 million.

C$ millions, unaudited	3Q 2013	2Q 2013	(restated)(1)3Q 2012
Core earnings (losses)(2)
Asia Division	$242	$226	$230
Canadian Division	268	225	229
U.S. Division	361	343	288
Corporate and Other (excluding expected cost of macro hedges and core investment gains)	(135)	(105)	(103)
Expected cost of macro hedges(3)	(84)	(128)	(124)
Investment-related experience in core earnings(4)	52	48	50
Core earnings	$704	$609	$570
Investment-related experience in excess of amounts included in core earnings(4)	491	(97)	365
Core earnings plus investment-related experience in excess of amounts included in core earnings	$1,195	$512	$935
(Charges) gains on direct impact of equity markets and interest rates and variable annuity guarantee liabilities that are dynamically hedged (see table below)(5)	94	(242)	34
(Charges) gains from changes in actuarial methods and assumptions, excluding URR	(252)	(35)	(1,006)
Impact of the enactment of tax rate changes in Canada(6)	(3)	50	-
Restructuring charge related to organizational design(7)	-	(26)	-
Goodwill impairment charge	-	-	(200)
Favourable impact of major reinsurance transactions	-	-	26
Net income (loss) attributed to shareholders	$1,034	$259	$(211)

(1)
The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013.   For a detailed description of the change see our first quarter 2013 report to shareholders.

(2)	Core earnings is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

(3)
The third quarter 2013 net loss from macro equity hedges was $329 million and consisted of a $84 million charge related to the estimated expected cost of the macro equity hedges relative to our long-term valuation assumptions and a charge of $245 million because actual markets outperformed our valuation assumptions (included in direct impact of equity markets and interest rates  below).

(4)
As outlined under Critical Accounting and Actuarial Policies, net insurance contract liabilities under IFRS for Canadian insurers are determined using the Canadian Asset Liability Method (“CALM”).  Under CALM, the measurement of policy liabilities includes estimates regarding future expected investment income on assets supporting the policies.  Experience gains and losses are reported when current period activity differs from what was assumed in the policy liabilities at the beginning of the period. These gains and losses can relate to both the investment returns earned in the period, as well as to the change in our policy liabilities driven by the impact of current period investing activities on future expected investment income assumptions.

(5)
The direct impact of equity markets and interest rates is relative to our policy liability valuation assumptions and includes changes to interest rate assumptions, including a quarterly URR update for North America, starting in Q1 2013, and for Japan, starting in Q3 2013, as well as experience gains and losses on derivatives associated with our macro equity hedges. We also include gains and losses on the sale of available-for-sale (“AFS”) bonds and derivative positions in the surplus segment.  See table below for components of this item.

(6)	Primarily reflects the impact on our deferred tax asset position of Canadian provincial tax rate changes.

(7)	The restructuring charge is related to additional severance, pension and consulting costs for the Company’s Organizational Design project, which was completed in Q2 2013.

November 7, 2013 – Press Release Reporting Third Quarter Results

The gain (charge) related to the direct impact of equity markets and interest rates and variable annuity guarantee liabilities that are dynamically hedged in the table above is attributable to:

C$ millions, unaudited	3Q 2013	2Q 2013	3Q 2012
Variable annuity guarantee liabilities that are dynamically hedged(1)	$160	$30	$122
Variable annuity guarantee liabilities that are not dynamically hedged	306	75	298
General fund equity investments supporting policy liabilities and on fee income(2)	85	(70)	55
Macro equity hedges relative to expected costs(3)	(245)	(231)	(86)
Direct impact of equity markets and variable annuity guarantees that are dynamically hedged(4)	$306	$(196)	$389
Fixed income reinvestment rates assumed in the valuation of policy liabilities(5)	(77)	151	(330)
Sale of AFS bonds and derivative positions in the Corporate and Other segment	(72)	(127)	(25)
Charges due to lower fixed income URR assumptions used in the valuation of policy liabilities(6)	(63)	(70)	-
Direct impact of equity markets and interest rates and variable annuity guarantees that are dynamically hedged	$94	$(242)	$34
Direct impact of equity markets and interest rates	$(66)	$(272)	$(88)

(1)
Our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products. The gain in the third quarter of 2013 was mostly because our equity fund results outperformed indices and there was a gain on the release of provision for adverse deviation associated with more favourable equity markets.  See the Risk Management section of the MD&A in our 2012 Annual Report.

(2)	The impact on general fund equity investments supporting policy liabilities and on fee income includes the capitalized impact on fees for variable universal life policies.

(3)	As described in the previous chart, we incurred a charge of $245 million because actual markets outperformed our valuation assumptions.

(4)
In the third quarter of 2013, gross equity exposure gains of $1,018 million were partially offset by gross equity hedging charges of $245 million from macro hedge experience and charges of $467 million from dynamic hedging experience which resulted in a gain of $306 million.

(5)	The charge in the third quarter of 2013 for fixed income reinvestment assumptions was driven by the increase in Canadian swap spreads and the decrease in U.S. corporate spreads.

(6)	Beginning with the first quarter of 2013, the URR impact is calculated on a quarterly basis, whereas in 2012 it was calculated on an annual basis in the second quarter.

B2           Premiums and deposits20

Premiums and deposits for insurance products were $6.1 billion in the third quarter of 2013, an increase of nine per cent, on a constant currency basis, compared with the third quarter of 2012.  Premiums and deposits for wealth products were $14.6 billion in the third quarter of 2013, an increase of $3.5 billion or 27 per cent on a constant currency basis, compared with the third quarter of 2012.

B3         Funds under management20

Funds under management as at September 30, 2013 were a record $575 billion, an increase of $61 billion, or 10 per cent, on a constant currency basis, compared with September 30, 2012.  The increase was largely attributed to $37 billion of favourable investment returns and $22 billion of net positive policyholder cashflows.

B4         Capital20

MFC’s total capital as at September 30, 2013 was $31.1 billion, an increase of $0.3 billion from June 30, 2013 and $3.1 billion from September 30, 2012. The increase from September 30, 2012 was primarily driven by net earnings of $2.9 billion, net capital issued of $0.6 billion and the $0.3 billion impact from favourable currency movements on translation of foreign operations, partially offset by cash dividends of $0.8 billion over the period.  As noted in Section A1 above, MLI’s MCCSR ratio closed the quarter at 229 per cent compared with 222 per cent at the end of the second quarter of 2013.

20	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

November 7, 2013 – Press Release Reporting Third Quarter Results

B5         U.S. GAAP results

Net income attributed to shareholders in accordance with U.S. GAAP for the third quarter of 2013 was $148 million, compared with net income attributed to shareholders of $1,034 million under IFRS.  The net income in accordance with U.S. GAAP included $498 million in charges with respect to our variable annuity business and macro hedges.  Under U.S. GAAP not all of the variable annuity business is accounted for on a mark-to-market basis and therefore, when markets are favourable, the losses on dynamic and macro hedges exceed the reduction in variable annuity policy liabilities and other equity exposures.

As we are no longer reconciling our financial results under IFRS and U.S. GAAP within our consolidated financial statements, net income attributed to shareholders in accordance with U.S. GAAP is considered a non-GAAP financial measure. The reconciliation of the major differences between net income attributed to shareholders in accordance with IFRS and the net income attributed to shareholders in accordance with U.S. GAAP for the third quarter of 2013 follows, with major differences expanded upon below:

C$ millions, unaudited
For the quarters ended September 30,	2013	(restated)(1) 2012
Net income (loss) attributed to shareholders in accordance with IFRS	$1,034	$(211)
Key earnings differences:
Variable annuity guarantee liabilities	$(635)	$(323)
Impact of mark-to-market accounting and investing activities on investment income and policy liabilities	(394)	258
New business differences including acquisition costs	(210)	(151)
Changes in actuarial methods and assumptions, excluding URR	175	431
Goodwill impairment charge	-	200
Other differences	178	277
Total earnings differences	$(886)	$692
Net income attributed to shareholders in accordance with U.S. GAAP	$148	$481

(1)
The 2012 IFRS results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013. For a detailed description of the change see our first quarter 2013 report to shareholders.

Accounting for variable annuity guarantee liabilities

IFRS follows a predominantly “mark-to-market” accounting approach to measure variable annuity guarantee liabilities while U.S. GAAP only uses “mark-to-market” accounting for certain benefit guarantees.  The U.S. GAAP accounting results in an accounting mismatch between the hedge assets supporting the dynamically hedged guarantees and the guarantees not accounted for on a mark-to-market basis.  Another difference is that U.S. GAAP reflects the Company’s own credit standing in the measurement of the liability.  In the third quarter of 2013, we reported a net charge of $169 million (2012 – gain of $97 million) in our total variable annuity businesses under U.S. GAAP compared with a gain of $466 million under IFRS (2012 – gain of $420 million).  Under both accounting bases we reported charges on our macro hedging program of $329 million.

November 7, 2013 – Press Release Reporting Third Quarter Results

Investment income and policy liabilities

Under IFRS, accumulated unrealized gains and losses arising from fixed income investments and interest rate derivatives supporting policy liabilities are largely offset in the valuation of the policy liabilities. The third quarter 2013 IFRS impacts of fixed income reinvestment assumptions, general fund equity investments, fixed income and alternative long-duration asset investing totaled a net gain of $416 million (2012 – gain of $115 million) compared with U.S. GAAP net realized gains and other investment-related gains of $22 million (2012 – gain of $373 million).

Differences in the treatment of acquisition costs and other new business items

Acquisition costs that are related to and vary with the production of new business are explicitly deferred and amortized under U.S. GAAP but are recognized as an implicit reduction in insurance liabilities along with other new business gains and losses under IFRS.

Changes in actuarial methods and assumptions

The charge recognized under IFRS from changes in actuarial methods and assumptions of $252 million in the third quarter of 2013 (2012 – charge of $1,006) compared to a charge of $77 million (2012 – charge of $575 million) on a U.S. GAAP basis.

Total equity in accordance with U.S. GAAP21 as at September 30, 2013 was approximately $10 billion higher than under IFRS.  Of this difference, approximately $7 billion was attributable to the higher cumulative net income on a U.S. GAAP basis. The remaining difference was primarily attributable to the treatment of unrealized gains on fixed income investments and derivatives in a cash flow hedging relationship which are reported in equity under U.S. GAAP, but where the fixed income investments and interest rate derivatives are supporting policy liabilities, these accumulated unrealized gains are largely offset in the valuation of the policy liabilities under IFRS. The majority of the difference in equity between the two accounting bases as at September 30, 2013 arose from our U.S. businesses.

A reconciliation of the major differences in total equity is as follows:

C$ millions, unaudited As at	September 30, 2013	(restated)(1) December 31, 2012
Total equity in accordance with IFRS	$26,881	$25,159
Differences in shareholders’ retained earnings and participating policyholders’ equity	7,050	9,715
Differences in accumulated other comprehensive income attributed to:
(i) Pension and other post-employment plans	(22)	(47)
(ii) AFS securities and other	2,549	5,670
(iii) Cash flow hedges	1,509	2,575
(iv) Translation of net foreign operations(2)	(1,230)	(1,457)
Differences in share capital, contributed surplus and non-controlling interests	188	240
Total equity in accordance with U.S. GAAP	$36,925	$41,855

(1)
The 2012 IFRS amounts were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013. For a detailed description of the change see our first quarter 2013 report to shareholders.

(2)	Reflects the net difference in the currency translation account after the reset to zero through retained earnings upon adoption of IFRS at January 1, 2010.

21	This term is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

November 7, 2013 – Press Release Reporting Third Quarter Results

C         PERFORMANCE BY DIVISION

C1	Asia Division

($ millions unless otherwise stated)	Quarterly results			YTD results
Canadian dollars	3Q 2013	2Q 2013	3Q 2012	3Q 2013	3Q 2012
Net income attributed to shareholders(1)	$480	$386	$491	$1,794	$1,287
Core earnings(1)	242	226	230	694	783
Premiums and deposits	3,218	5,138	2,944	12,824	9,058
Funds under management (billions)	80.1	79.3	76.2	80.1	76.2
U.S. dollars
Net income attributed to shareholders	$463	$378	$492	$1,761	$1,290
Core earnings	233	220	231	677	781
Premiums and deposits	3,099	5,024	2,958	12,553	9,036
Funds under management (billions)	77.9	75.4	77.5	77.9	77.5

(1)	See “Performance and Non-GAAP Measures” for a reconciliation between IFRS net income attributed to shareholders and core earnings.

Asia Division’s net income attributed to shareholders was US$463 million for the third quarter of 2013 compared with US$492 million for the third quarter of 2012. The decrease was primarily related to the impact of equity markets and interest rates on variable annuity guarantee liabilities. Core earnings of US$233 million for the third quarter of 2013 increased US$2 million compared to the third quarter of 2012. Growth in in-force earnings and improved new business margins were mostly offset by US$26 million related to currency movements in comparison to the U.S. dollar.

Year-to-date net income attributed to shareholders was US$1,761 million compared with US$1,290 million for the same period of 2012.

Premiums and deposits for the third quarter of 2013 were US$3.1 billion, an increase of 13 per cent on a constant currency basis compared with the third quarter of 2012.  Premiums and deposits for insurance products of US$1.5 billion increased five per cent driven by in-force business growth, partly offset by lower increasing-term product sales in Japan.  Wealth management premiums and deposits of US$1.6 billion increased 21 per cent driven by higher Mandatory Provident Fund sales in Hong Kong, higher mutual fund sales in Japan and higher single premium unit-linked product sales in Asia Other territories.

Funds under management as at September 30, 2013 were US$77.9 billion, an increase of 11 per cent on a constant currency basis compared with September 30, 2012. Growth was driven by positive net policyholder cash flows of US$6.5 billion and favourable investment returns, partly offset by the negative impact of a weaker Japanese Yen.

C2         Canadian Division

($ millions unless otherwise stated)	Quarterly results			YTD results
Canadian dollars	3Q 2013	2Q 2013	3Q 2012	3Q 2013	3Q 2012
Net income attributed to shareholders(1)	$414	$103	$378	$455	$918
Core earnings(1)	268	225	229	672	602
Premiums and deposits	4,901	5,661	4,160	15,897	13,451
Funds under management (billions)	138.8	135.8	131.1	138.8	131.1

(1)	See “Performance and Non-GAAP Measures” for a reconciliation between IFRS net income attributed to shareholders and core earnings.

Canadian Division’s net income attributed to shareholders was $414 million for the third quarter of 2013 compared with $378 million for the third quarter of 2012. Core earnings of $268 million for the third quarter of 2013 increased by $39 million or 17 per cent compared with the third quarter of 2012.  The increase reflects higher new business margins as a result of price increases, business mix and rise in interest rates; growth of in-force business; lower expenses and higher release of tax provisions resulting from the closure of prior years’ tax filings.  Favourable market

November 7, 2013 – Press Release Reporting Third Quarter Results

and investment-related experience excluded from core earnings was $149 million in the third quarter of 2013 (2012 – favourable market and investment-related experience of $149 million).

Year-to-date net income attributed to shareholders was $455 million compared with $918 million for the same period of 2012.

Premiums and deposits in the third quarter of 2013 were $4.9 billion, an increase of $0.7 billion or 18 per cent compared to third quarter 2012 levels.  The increase was driven by strong growth in Manulife Mutual Funds and Group Retirement Solutions.

Funds under management of $138.8 billion grew by $7.7 billion or six per cent from September 30, 2012 driven by growth in the wealth management businesses.

C3           U.S. Division

($ millions unless otherwise stated)	Quarterly results			YTD results
Canadian dollars	3Q 2013	2Q 2013	(restated)(1) 3Q 2012	3Q 2013	(restated)(1) 3Q 2012
Net income attributed to shareholders(2)	$928	$429	$438	$2,083	$1,193
Core earnings(2)	361	343	288	1,144	792
Premiums and deposits	11,473	11,713	8,510	34,911	26,283
Funds under management (billions)	319.9	315.7	287.2	319.9	287.2

U.S. dollars
Net income attributed to shareholders	$894	$419	$441	$2,033	$1,193
Core earnings	348	336	289	1,120	791
Premiums and deposits	11,046	11,450	8,552	34,125	26,224
Funds under management (billions)	311.0	300.3	292.0	311.0	$292.0

(1)
The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013.   For a detailed description of the change see our first quarter 2013 report to shareholders.

(2)	See “Performance and Non-GAAP Measures” for a reconciliation between IFRS net income attributed to shareholders and core earnings.

U.S. Division’s net income attributed to shareholders was US$894 million for the third quarter of 2013 compared with US$441 million for the third quarter of 2012. Core earnings for the third quarter of 2013 were US$348 million, an increase of US$59 million compared with the third quarter of 2012.

Contributing to the increase in core earnings were higher insurance new business margins as a result of product actions, price increases and business mix; lower amortization of Variable Annuity deferred acquisition costs; improved policyholder experience in our Life business; and higher fee income from higher average assets under management.  This was partially offset by costs associated with the hedging of additional in-force variable annuity guaranteed value.  Items reconciling core earnings to net income attributed to shareholders in the third quarter of 2013 included favourable market and investment-related experience of US$546 million.

Year-to-date net income attributed to shareholders was US$2,033 million compared with US$1,193 million for the same period of 2012.

Premiums and deposits for the third quarter of 2013 were US$11.0 billion, an increase of 29 per cent from the third quarter of 2012. The increase was primarily driven by higher mutual fund sales.

Funds under management as at September 30, 2013 were a record US$311.0 billion, up seven per cent from September 30, 2012. The increase was due to positive investment returns and strong net wealth sales in Wealth Asset Management partially offset by surrender and benefit payments in John Hancock Annuities.

C4           Corporate and Other

November 7, 2013 – Press Release Reporting Third Quarter Results

($ millions, unless otherwise stated)	Quarterly Results			YTD results
Canadian dollars	3Q 2013	2Q 2013	(restated)(1) 3Q 2012	3Q 2013	(restated)(1) 3Q 2012
Net loss attributed to shareholders(2)	$(788)	$(659)	$(1,518)	$(2,499)	$(2,665)
Core losses (excluding macro hedges and core investment gains)(2)	$(135)	$(105)	$(103)	$(368)	$(283)
Expected cost of macro hedges	(84)	(128)	(124)	(360)	(349)
Investment gains included in core earnings	52	48	50	150	150
Total core losses	$(167)	$(185)	$(177)	$(578)	$(482)
Premiums and deposits	$1,110	$1,167	$1,132	$3,082	$2,581
Funds under management (billions)	35.8	36.2	19.3	35.8	19.3

(1)
The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013.   For a detailed description of the change see our first quarter 2013 report to shareholders.

(2)	See “Performance and Non-GAAP Measures” for a reconciliation between IFRS net income attributed to shareholders and core earnings.

Corporate and Other is composed of: Investment performance on assets backing capital, net of amounts allocated to operating divisions and financing costs; Investment Division’s external asset management business; Property and Casualty (“P&C”) Reinsurance business; as well as run-off reinsurance operations including variable annuities and accident and health.

For segment reporting purposes, the impact of updates to actuarial assumptions, settlement costs for macro equity hedges and other non-operating items are included in this segment’s earnings.

Corporate and Other reported a net loss attributed to shareholders of $788 million for the third quarter of 2013 compared to a net loss of $1,518 million for the third quarter of 2012.

Charges in the third quarter of 2013 included: a $252 million charge for changes in actuarial methods and assumptions; $245 million of net experience losses on macro hedges; $72 million of realized losses on AFS bonds and related interest rate swaps; and core losses of $167 million.

Core losses were $167 million in the third quarter of 2013 compared with $177 million in the third quarter of 2012.   The reduction in the expected cost of macro hedges was mostly offset by lower P&C volumes, the non-recurrence of an adjustment in 2012 to interest on tax provisions and lower asset volumes.

Premiums and deposits for the third quarter of 2013 were $1,110 million, consistent with $1,132 million for the third quarter of 2012.

Funds under management of $35.8 billion as at September 30, 2013 (September 30, 2012 – $19.3 billion) included assets managed by Manulife Asset Management on behalf of institutional clients of $30.7 billion (2012 – $23.7 billion) and $7.0 billion (2012 – $3.9 billion) of the Company’s own funds, partially offset by a $1.9 billion (2012 – $8.3 billion) total company adjustment related to the reclassification of derivative positions from invested assets to other assets and other liabilities.  The increase in the Company’s own funds primarily reflects net income earned over the period, the impact of the stronger U.S. dollar and the issuance of preferred shares, partially offset by the net redemptions of debt.

November 7, 2013 – Press Release Reporting Third Quarter Results

D           RISK MANAGEMENT AND RISK FACTORS UPDATE

This section provides an update to our risk management practices and risk factors outlined in the MD&A in our 2012 Annual Report.

D1         Regulatory, actuarial and accounting risks

As previously disclosed, changes to U.S. statutory accounting practices concerning actuarial reserving standards for certain universal life products pursuant to Actuarial Guideline 38 ("AG38") were effective as of December 31, 2012 and covered AG38 business issued since January 1, 2005.  The New York Department of Insurance recently announced their decision to end the use of the AG38 revisions and revert to their prior reserving rules and interpretations.  Any anticipated additional reserves arising from this announcement are expected to be manageable within our current plans.

As we disclosed previously, the Canadian Actuarial Standards Board (“ASB”) is reviewing the Standards of Practice related to economic reinvestment assumptions used in the valuation of policy liabilities.  Based on recent discussions, we expect the Exposure Draft to be issued in late 2013 with changes to the standards to be effective in the fourth quarter of 2014.   We will not know the potential impact of the changes until after the release of the exposure draft.

The International Accounting Standards Board (“IASB”) and the Financial Accounting Standards Board (“FASB”) issued exposure drafts of new accounting standards for insurance contracts in June 2013.  The two proposals are similar in some of their main principles, but differ in many of the requirements around measurement of ongoing obligations to policyholders.  Our primary concern relates to the material unwarranted volatility that would be introduced under both the exposure drafts.  If implemented in the form set forth in the exposure draft, we believe these proposals are likely to have a material impact on our financial results and our regulatory capital position.

The comment periods on the exposure drafts ended on October 25, 2013 and the final standards are not expected to be effective until at least 2018.  We, along with other companies in the industry from around the world, provided feedback on the significant issues we see with the IASB and FASB exposure draft proposals.  In addition, Manulife, MetLife Inc., New York Life and Prudential Financial Inc. performed field testing of both the IASB and FASB proposals within the exposure draft response period.

D2         Variable annuity and segregated fund guarantees
As outlined in the MD&A in our 2012 Annual Report, guarantees on variable products and segregated funds may include one or more of death, maturity, income and withdrawal guarantees.  Variable annuity and segregated fund guarantees are contingent and only payable upon the occurrence of the relevant event, if fund values at that time are below guaranteed values.  Depending on future equity market levels, liabilities on current in-force business would be due primarily in the period from 2015 to 2038.

We seek to mitigate a portion of the risks embedded in our retained (i.e. net of reinsurance) variable annuity and segregated fund guarantee business through the combination of our dynamic and macro hedging strategies (see Section D4).

The table below shows selected information regarding the Company’s variable annuity and segregated fund guarantees gross and net of reinsurance.

November 7, 2013 – Press Release Reporting Third Quarter Results

Variable annuity and segregated fund guarantees, net of reinsurance
As at	September 30, 2013			December 31, 2012
(C$ millions)	Guarantee value	Fund value	Amount at risk(4)(5)	Guarantee value	Fund value	Amount at risk(4)(5)
Guaranteed minimum income benefit(1)	$6,170	$4,949	$1,261	$6,581	$4,958	$1,630
Guaranteed minimum withdrawal benefit	64,989	61,069	5,025	65,481	58,659	7,183
Guaranteed minimum accumulation benefit	17,785	20,607	294	20,380	21,468	1,383
Gross living benefits(2)	$88,944	$86,625	$6,580	$92,442	$85,085	$10,196
Gross death benefits(3)	12,482	10,740	1,618	13,316	10,622	2,206
Total gross of reinsurance	$101,426	$97,365	$8,198	$105,758	$95,707	$12,402
Living benefits reinsured	$5,407	$4,357	$1,079	$5,780	$4,358	$1,427
Death benefits reinsured	3,547	3,283	586	3,673	3,140	709
Total reinsured	$8,954	$7,640	$1,665	$9,453	$7,498	$2,136
Total, net of reinsurance	$92,472	$89,725	$6,533	$96,305	$88,209	$10,266

(1)	Contracts with guaranteed long-term care benefits are included in this category.

(2)	Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category.

(3)	Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.

(4)
Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value.  This amount is not currently payable.  For guaranteed minimum death benefit, the amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance. For guaranteed minimum income benefit, the amount at risk is defined as the excess of the current annuitization income base over the current account value. For all guarantees, the amount at risk is floored at zero at the single contract level.

(5)
The amount at risk net of reinsurance at September 30, 2013 was $6,533 million (December 31, 2012 – $10,266 million) of which: US$3,923 million (December 31, 2012 – US$5,452 million) was on our U.S. business, $1,471 million (December 31, 2012 – $2,354 million) was on our Canadian business, US$658 million (December 31, 2012 – US$2,094 million) was on our Japan business and US$340 million (December 31, 2012 – US$407  million)  was related to Asia (other than Japan) and our run-off reinsurance business.

As outlined above, the amount at risk on variable annuity contracts, net of reinsurance was $6.5 billion at September 30, 2013 compared with $10.3 billion at December 31, 2012 and $8.5 billion at June 30, 2013.  The decrease compared to both these periods was driven by the increase in equity markets.

The policy liabilities established for variable annuity and segregated fund guarantees were $2,786 million at September 30, 2013 (December 31, 2012 - $7,948 million).   For non-dynamically hedged business, policy liabilities declined from $2,695 million at December 31, 2012 to $574 million at September 30, 2013.  For the dynamically hedged business, the policy liabilities declined from $5,253 million at December 31, 2012 to $2,212 million at September 30, 2013.  The decrease in policy liabilities is mainly due to the significant increase in equity markets in 2013, and in the case of dynamically hedged business, is also due to the increase in swap rates in 2013.

D3                         Caution related to sensitivities
In this document, we provide sensitivities and risk exposure measures for certain risks.  These include sensitivities due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date and the actuarial factors, investment activity and investment returns assumed in the determination of policy liabilities. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged. Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when more than one changes; changes in actuarial and investment return and future investment activity assumptions; actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors; and the general limitations of our internal models. For these reasons, the sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below. Given the nature of these calculations, we cannot provide assurance that the actual impact on net income attributed to shareholders or on MLI’s MCCSR ratio will be as indicated.

November 7, 2013 – Press Release Reporting Third Quarter Results

D4         Publicly traded equity performance risk

Our stated goal is to have approximately 75 per cent of the underlying earnings sensitivity to equity markets offset by hedges.  As at September 30, 2013, we estimate that approximately 66 to 78 per cent of our underlying earnings sensitivity to a 10 per cent decline in equity markets would be offset by dynamic and macro hedges, compared with 72 to 83 per cent at December 31, 2012 and 72 per cent to 81 per cent at June 30, 2013.  The upper end of the range assumes the performance of the dynamic hedging program would completely offset the loss from the dynamically hedged variable annuity guarantee liabilities and that the macro hedge assets are re-balanced in line with market changes. The lower end of the range assumes that there is not a complete offset due to our practices of not hedging the provisions for adverse deviation and rebalancing equity hedges in the dynamic program at five per cent intervals, and that the macro hedge assets are rebalanced in line with market changes.

As outlined in our 2012 Annual Report, our macro hedging strategy is designed to mitigate public equity risk arising from variable annuity guarantees not dynamically hedged and from other products and fees. In addition, our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products (see pages 44 and 45 of our 2012 Annual Report).

The tables below show the potential impact on net income attributed to shareholders resulting from an immediate 10, 20 and 30 per cent change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities. The potential impact is shown after taking into account the impact of the change in markets on the hedge assets. While we cannot reliably estimate the amount of the change in dynamically hedged variable annuity guarantee liabilities that will not be offset by the profit or loss on the dynamic hedge assets, we make certain assumptions for the purposes of estimating the impact on shareholders’ net income. The potential impact is shown assuming:

(a)	First that the change in value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities including the provisions for adverse deviation; and

(b)
Then that the change in value of the dynamically hedged variable annuity guarantee liabilities is not completely offset, including the assumption that the provision for adverse deviation is not offset and that the hedge assets are based on the actual position at the period end. In addition, we assume that we increase our macro equity hedges in negative market shock scenarios and reduce macro equity hedges in positive market shock scenarios.

It is also important to note that these estimates are illustrative, and that the hedging program may underperform these estimates, particularly during periods of high realized volatility and/or periods where both interest rates and equity market movements are unfavourable.

November 7, 2013 – Press Release Reporting Third Quarter Results

Potential impact on net income attributed to shareholders arising from changes to public equity returns(1)

As at September 30, 2013
(C$ millions)	-30%	-20%	-10%	10%	20%	30%
Underlying sensitivity to net income attributed to shareholders(2)

Variable annuity guarantees	$(4,470)	$(2,660)	$(1,130)	$770	$1,240	$1,540
Asset based fees	(300)	(200)	(100)	100	200	300
General fund equity investments(3)	(500)	(330)	(160)	150	310	480
Total underlying sensitivity	$(5,270)	$(3,190)	$(1,390)	$1,020	$1,750	$2,320

Impact of hedge assets

Impact of macro hedge assets(4)	$910	$610	$300	$(300)	$(420)	$(500)
Impact of dynamic hedge assets assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(4)	3,190	1,870	790	(540)	(920)	(1,190)
Total impact of hedge assets assuming the change in value of the dynamic hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(4)	$4,100	$2,480	$1,090	$(840)	$(1,340)	$(1,690)

Net impact assuming the change in the value of the hedged assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(5)	$(1,170)	$(710)	$(300)	$180	$410	$630

Net impact of assuming that the provisions for adverse deviation for dynamically hedged liabilities are not offset and that the hedging program rebalances at 5% market intervals(6)	(690)	(450)	(170)	(10)	(30)	(40)

Net impact assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities, as described above(6)	$(1,860)	$(1,160)	$(470)	$170	$380	$590

Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedges if dynamic hedge assets completely offset the change in the dynamically hedged variable annuity guarantee liability	78%	78%	78%	82%	77%	73%
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedge assets if dynamic hedge assets do not completely offset the change in the dynamically hedged variable annuity guarantee liability(6)	65%	64%	66%	83%	78%	75%

(1)    See “Caution related to sensitivities” above.

(2)	Defined as earnings sensitivity to a change in public equity markets including settlements on reinsurance contracts, but before the offset of hedge assets or other risk mitigants.

(3)
This impact for general fund equities is calculated as at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(4)	Includes the impact of rebalancing equity hedges in the macro hedging program.

(5)	Variable Annuity Guarantee Liability includes the best estimate liabilities and associated provisions for adverse deviation.

(6)
Represents the impact of re-balancing equity hedges for dynamically hedged variable annuity guarantee liabilities at five per cent market intervals. Also represents the impact of changes in markets on provisions for adverse deviation that are not hedged, but does not include any impact in respect of other sources of hedge ineffectiveness e.g. fund tracking, realized volatility and equity, interest rate correlations different from expected among other factors.

November 7, 2013 – Press Release Reporting Third Quarter Results

Potential impact on net income attributed to shareholders arising from changes to public equity returns(1)

As at December 31, 2012
(C$ millions)	-30%	-20%	-10%	10%	20%	30%
Underlying sensitivity to net income attributed to shareholders(2)					restated(4)	restated(4)

Variable annuity guarantees	$(5,640)	$(3,510)	$(1,580)	$1,260	$2,220	$2,930
Asset based fees	(270)	(180)	(90)	90	180	270
General fund equity investments(3)	(380)	(260)	(130)	120	230	350
Total underlying sensitivity	$(6,290)	$(3,950)	$(1,800)	$1,470	$2,630	$3,550

Impact of hedge assets

Impact of macro hedged assets(4)	$2,010	$1,340	$670	$(670)	$(1,160)	$(1,580)
Impact of dynamic hedge assets assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(4)	3,070	1,890	820	(600)	(1,010)	(1,300)
Total impact of hedge assets assuming the change in value of the dynamic hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(4)	$5,080	$3,230	$1,490	$(1,270)	$(2,170)	$(2,880)
Net impact assuming the change in the value of the hedged assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(5)	$(1,210)	$(720)	$(310)	$200	$460	$670

Impact of assuming that the provisions for adverse deviation for dynamically hedged liabilities are not offset and that the hedging program rebalances at 5% market intervals(6)	(710)	(470)	(190)	(10)	(40)	(70)
Net impact assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities, as described above(6)	$(1,920)	$(1,190)	$(500)	$190	$420	$600

Percentage of underlying earnings sensitivitiy to movements in equity markets that is offset by hedges if dynamic hedge assets completely offset the change in the dynamically hedged variable annuity guarantee liability	81%	82%	83%	86%	83%	81%

Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedge assets if dynamic hedge assets do not completely offset the change in the dynamically hedged variable annuity guarantee liability(6)	69%	70%	72%	87%	84%	83%

(1)    See “Caution related to sensitivities” above.

(2)	Defined as earnings sensitivity to a change in public equity markets including settlements on reinsurance contracts, but before the offset of hedge assets or other risk mitigants.

(3)
This impact for general fund equities is calculated as at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(4)
The numbers above were restated to reflect the fact that in the first quarter of 2013, we refined our assumptions with respect to the amount of macro hedge offsets in the above calculation.  We now assume that we reduce equity hedges in our macro hedging program under positive market shock scenarios.

(5)	Variable Annuity Guarantee Liability includes the best estimate liabilities and associated provisions for adverse deviation.

(6)
Represents the impact of re-balancing equity hedges for dynamically hedged variable annuity guarantee liabilities at five per cent market intervals. Also represents the impact of changes in markets on provisions for adverse deviation that are not hedged, but does not include any impact in respect of other sources of hedge ineffectiveness e.g. fund tracking, realized volatility and equity, interest rate correlations different from expected among other factors.

November 7, 2013 – Press Release Reporting Third Quarter Results

Potential impact on MLI’s MCCSR ratio arising from public equity returns different from the expected return for policy liability valuation(1),(2)

	Impact on MLI MCCSR ratio
Percentage points	-30%	-20%	-10%	+10%	+20%	+30%
September 30, 2013	(17)	(11)	(4)	16	31	36
December 31, 2012	(17)	(11)	(5)	1	3	9

(1)
See “Caution related to sensitivities” above.  In addition, estimates exclude changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in equity markets, as the impact on the quoted sensitivities is not considered to be material.

(2)
The potential impact is shown assuming that the change in value of the hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities. The estimated amount that would not be completely offset relates to our practices of not hedging the provisions for adverse deviation and of rebalancing equity hedges for dynamically hedged variable annuity liabilities at five per cent intervals.

The change in the capital ratio sensitivities on positive equity shocks is due to the required capital on segregated fund guarantees reaching the level at which any additional gains can be immediately reflected and no longer need to be brought in on a smoothed basis.

The following table shows the notional value of shorted equity futures contracts utilized for our variable annuity guarantee dynamic hedging and our macro equity risk hedging strategies.

As at
C$ millions	September 30, 2013	June 30, 2013	December 31, 2012
For variable annuity guarantee dynamic hedging strategy	$7,900	$7,600	$9,500
For macro equity risk hedging strategy	3,400	6,600	7,800
Total	$11,300	$14,200	$17,300

During the quarter, the derivative notional value in our dynamic hedging program increased by $300 million as the increase for dynamically hedging additional in-force business was partially offset by the normal rebalancing activities responding to favourable markets. On a year-to-date basis, the dynamic hedging equity notional value decreased by $1.6 billion.

The equity futures notional required for the macro hedging program decreased by $3.2 billion during the quarter.  This was due to rebalancing trades that were transacted across various indices as a result of market performance, the addition of further cohorts of liabilities to the dynamic hedging program and adjustments for the review of actuarial methods and assumptions impact on the liability sensitivities.  On a year-to-date basis, the macro hedging program equity notional value decreased by $4.4 billion.

D5         Interest rate and spread risk

As at September 30, 2013, the sensitivity of our quarterly net income attributed to shareholders to a 100 basis point parallel decline in interest rates was a charge of $600 million.  The $200 million increase in sensitivity from December 31, 2012 was primarily attributable to updates to our valuation assumptions as a result of our annual review of actuarial methods and assumptions.

The 100 basis point parallel decline includes a change of one per cent in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates, and with a floor of zero on government rates and corporate spreads, relative to the rates assumed in the valuation of policy liabilities, including embedded derivatives. As the sensitivity to a 100 basis point decline in interest rates includes the impact of a change in prescribed reinvestment scenarios where applicable, the impact of changes to interest rates for less than, or more than, the amounts indicated are unlikely to be linear. For variable annuity guarantee liabilities that are dynamically hedged, it is assumed that interest rate hedges are rebalanced at 20 basis point intervals.

The income impact does not allow for any future potential changes to the URR assumptions or other potential impacts of lower interest rate levels, for example, increased strain on the sale of new business or lower interest earned on our surplus assets. It also does not reflect potential management actions to realize gains or losses on AFS fixed income assets held in the surplus

November 7, 2013 – Press Release Reporting Third Quarter Results

segment in order to partially offset changes in MLI’s MCCSR ratio due to changes in interest rate levels.

Potential impact on net income attributed to shareholders and MLI’s MCCSR ratio of an immediate one per cent parallel change in interest rates relative to rates assumed in the valuation of policy liabilities(1),(2),(3),(4)

As at	September 30, 2013				December 31, 2012
	-100	bp	+100	bp	-100	bp	+100	bp
Net income attributed to shareholders (C$ millions)
Excluding change in market value of AFS fixed income assets held in the surplus segment	$(600)		$300		$(400)		$200
From fair value changes in AFS assets held in surplus, if realized	700		(600)		800		(700)
MLI’s MCCSR ratio (Percentage points)
Before impact of change in market value of AFS fixed income assets held in the surplus segme(5)	(14)		24		(16)		10
From fair value changes in AFS assets held in surplus, if realized	5		(5)		5		(5)

(1)
See “Caution related to sensitivities” above. In addition, estimates exclude changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in interest rates, as the impact on the quoted sensitivities is not considered to be material.

(2)
Includes guaranteed insurance and annuity products, including variable annuity contracts as well as adjustable benefit products where benefits are generally adjusted as interest rates and investment returns change, a portion of which have minimum credited rate guarantees.  For adjustable benefit products subject to minimum rate guarantees, the sensitivities are based on the assumption that credited rates will be floored at the minimum.

(3)
The amount of gain or loss that can be realized on AFS fixed income assets held in the surplus segment will depend on the aggregate amount of unrealized gain or loss. The table above only reflects the impact of the change in the unrealized position, as the total unrealized position will depend upon the unrealized position at the beginning of the period.

(4)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business, investment markets and asset trading during the quarter. Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities. Impact of realizing 100% of market value of AFS fixed income is as of the end of the quarter.

(5)
The impact on MLI’s MCCSR ratio includes both the impact of the change in earnings on available capital as well as the change in required capital that results from a change in interest rates.  The potential increase in required capital accounted for 9 of the 14 point impact of a 100 bp decline in interest rates on MLI’s MCCSR ratio.

The following table shows the potential impact on net income attributed to shareholders resulting from a change in credit spreads and swap spreads over government bond rates for all maturities across all markets with a floor of zero on the total interest rate, relative to the spreads assumed in the valuation of policy liabilities.

November 7, 2013 – Press Release Reporting Third Quarter Results

Potential impact on net income attributed to shareholders arising from changes to corporate spreads and swap spreads(1),(2),(3)

C$ millions As at	September 30, 2013	December 31, 2012
Corporate spreads(4)
Increase 50 basis points	$400	$500
Decrease 50 basis points	(500)	(1,000)
Swap spreads
Increase 20 basis points	$(600)	$(600)
Decrease 20 basis points	500	600

(1)	See “Caution related to sensitivities” above.

(2)
The impact on net income attributed to shareholders assumes no gains or losses are realized on our AFS fixed income assets held in the surplus segment and excludes the impact arising from changes in off-balance sheet bond fund value arising from changes in credit spreads.  The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in corporate and swap spreads.

(3)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business, investment markets and asset trading during the quarter. Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities.

(4)	Corporate spreads are assumed to grade to an expected long-term average over five years.

As the sensitivity to  a 50 basis point decline in corporate spreads includes the impact of a change in prescribed reinvestment scenarios where applicable, the impact of changes to corporate spreads for less than, or more than, the amounts indicated are unlikely to be linear.   The potential earnings impact of a 50 basis point decline in corporate spreads related to the impact of the scenario change was nil at September 30, 2013 and $400 million at December 31, 2012.  This change was the primary driver in the decrease in sensitivity since December 31, 2012.

E           ACCOUNTING MATTERS AND CONTROLS

E1         Critical accounting and actuarial policies

Our significant accounting policies under IFRS are described in note 1 to our Consolidated Financial Statements for the year ended December 31, 2012.  The critical accounting policies and the estimation processes related to the determination of insurance contract liabilities, fair values of financial instruments, the application of derivative and hedge accounting, the determination of pension and other post-employment benefit obligations and expenses, and accounting for income taxes and uncertain tax positions are described on pages 63 to 71 of our 2012 Annual Report.

E2         Actuarial methods and assumptions

Impact of third quarter 2013 updates to assumptions

The comprehensive review of valuation methods and assumptions is performed annually and is designed to minimize our exposure to uncertainty by managing both asset-related and liability-related risks.  This is accomplished by monitoring experience and selecting assumptions which represent a best estimate view of future experience and margins that are appropriate for the risks assumed.  While the assumptions selected represent the Company’s current best estimates and assessment of risk, the ongoing monitoring of experience and the economic environment is likely to result in future changes to the valuation assumptions, which could be material.

The quantification of the impact of the 2013 review of the actuarial methods and assumptions underlying policy liabilities is as of July 1, 2013 for all lines of business.

The 2013 review of actuarial methods and assumptions that was carried out in the third quarter resulted in an increase in policy liabilities of $560 million.  Net of the impacts on participating surplus and non-controlling interests, shareholders’ income decreased by $252 million post-tax.

November 7, 2013 – Press Release Reporting Third Quarter Results

The following table summarizes the impact of the third quarter changes in actuarial methods and assumptions on policy liabilities and net income attributed to shareholders.

C$ millions	To	To Net Income
Assumption	Policy Liabilities	Attributed to Shareholders
Lapses and Policyholder Behaviour
U.S. insurance premium persistency update	$320	$(208)
Insurance lapse updates	483	(242)
Variable annuity lapse updates	101	(80)
U.S. Long Term Care Triennial Review	18	(12)
Segregated Fund Parameter Update	(220)	203
Other Annual Updates	(142)	87
Net impact	$560	$(252)

Lapses and Policyholder Behaviour

Premium persistency assumptions were adjusted in the U.S. for universal life and variable universal life products to reflect recent experience which led to a $208 million charge to earnings.

Lapse rates across several insurance business units were updated to reflect recent policyholder lapse experience. This included a review of the lapse experience for the Canadian individual insurance whole life and term products and certain whole life insurance products in Japan. Net of the impact on participating surplus this resulted in a $242 million charge to earnings.

Lapse rate assumptions were updated for a number of Variable Annuity contracts to reflect updated experience results, including reducing base lapse rates in Japan as contracts get closer to maturity. This resulted in a charge of $80 million to earnings.

U.S. Long Term Care Triennial Review

U.S. Insurance completed a comprehensive long-term care experience study.  This included a review of mortality and morbidity experience, lapse experience, and of the reserve for in-force rate increases filed for as a result of the 2010 review. The net impact of the review was a $12 million charge to earnings.  This included several offsetting items as outlined below.

Expected claims costs increased primarily due to lower mortality, higher incidence rates, and claims periods longer than expected in policy liabilities. This increase in expected cost was offset by a number of items, including (i) the expected future premium increases resulting from this year’s review, (ii) reflecting actual experience on previously filed for rate increases as the actual approval rate is higher than what was reflected in our policy liabilities, (iii) method and modeling refinements largely related to the modeling of future tax cash flows, and (iv) updated lapse assumptions.

The expected future premium increases assumed in the policy liabilities resulted in a benefit to earnings of $1.0 billion; this includes a total of $0.5 billion of future premium increases that are due to our revised morbidity, mortality, and lapse assumptions, while the remainder is a carryover from outstanding amounts from our 2010 filings. Premium increases averaging approximately 25 per cent will be sought on about one-half of the in-force business, excluding the carryover of 2010 amounts requested. We have factored into our assumptions the estimated timing and amount of state approved premium increases. Our actual experience obtaining price increases could be materially different than we have assumed, resulting in further policy liability increases or releases which could be material.

Segregated Fund Parameters Update

Certain parameters used in the stochastic valuation of our segregated fund valuation were updated and resulted in a $203 million benefit to earnings. The primary updates were to our foreign exchange and bond fund parameters, both of which were favourable.  The bond fund parameter review included updates to interest rate and volatility assumptions.  The impact of interest rate movements between the last review effective March 31, 2012 and March 31, 2013 led to a charge,

November 7, 2013 – Press Release Reporting Third Quarter Results

which was more than offset by the impact of the increase in interest rates in the second quarter of 2013.

Other Annual Updates

We made a number of model refinements related to the projection of both asset and liability cashflows which led to a $137 million benefit to earnings.  This includes several offsetting items: a benefit due to a refinement in the modeling of guaranteed minimum withdrawal benefit products in U.S. Annuities; a benefit due to further clarity on the treatment of Canadian investment income tax, partially offset by a charge due to a refinement in the modeling of reinsurance contracts for Canadian individual insurance; and a charge due to aligning the modeling of swaps across all segments.

Mortality and Morbidity charges of $77 million were the result of the review of assumptions for multiple product lines.

The net impact of all other updates was a $27 million benefit to earnings, which included updates to investment returns and future expense assumptions.

We will be completing our review of our modeling of future tax cash flows for our U.S. Variable Annuity business in the fourth quarter which we expect to result in a strengthening of policy liabilities22.

E3	Sensitivity of policy liabilities to updates to assumptions

When the assumptions underlying our determination of policy liabilities are updated to reflect recent and emerging experience or change in outlook, the result is a change in the value of policy liabilities which in turn affects income. The sensitivity of after-tax income to updates to asset related assumptions underlying policy liabilities is shown below, assuming that there is a simultaneous update to the assumption across all business units.

For updates to asset related assumptions, the sensitivity is shown net of the corresponding impact on income of the change in the value of the assets supporting policy liabilities. In practice, experience for each assumption will frequently vary by geographic market and business and assumption updates are made on a business/geographic specific basis. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes; changes in actuarial and investment return and future investment activity assumptions; actual experience differing from the assumptions; changes in business mix, effective tax rates and other market factors; and the general limitations of our internal models.

Most participating business is excluded from this analysis because of the ability to pass both favourable and adverse experience to the policyholders through the participating dividend adjustment.

22	See “Caution regarding forward-looking statements” below.

November 7, 2013 – Press Release Reporting Third Quarter Results

Potential impact on accumulated next five years and the following five years net income attributed to shareholders arising from potential changes to the fixed income ultimate reinvestment rates (“URR”) (1)

C$ millions As at	September 30, 2013		December 31, 2012
For the periods	Q4 2013 – Q3 2018	Q4 2018 – Q3 2023	2013 - 2017	2018 - 2022
Risk free rates remain at September 30, 2013 and December 31, 2012 levels, respectively.	$(700)	$-	$(1,600)	$(300)
Risk free rates rise 50 bp immediately from their September 30, 2013 or December 31, 2012, levels respectively, and then remain at those new levels thereafter.	$(200)	$200	$(900)	$-
Risk free rates fall 50 bp immediately from their September 30, 2013 or December 31, 2012, levels, respectively, and then remain at those new levels thereafter.	$(1,000)	$(200)	$(2,200)	$(500)

(1)
Current URRs in Canada are 0.7% per annum and 2.7% per annum for short and long-term bonds, respectively, and in the U.S. are 0.7% per annum and 3.5% per annum for short and long-term bonds, respectively.  Since the URRs are based upon a five and ten year rolling average of government bond rates, continuation of current rates or a further decline could have a material impact on net income.

Under Canadian IFRS, we must test a number of prescribed interest rate scenarios. The scenario that produces the largest policy liabilities is used and is called the booking scenario. The resulting interest scenario for most of our business is a gradual grading of market interest rates from current market levels to assumed ultimate reinvestment rates over 20 years.

The sensitivity of net income attributed to shareholders to further updates to the ultimate reinvestment rates at September 30, 2013 has decreased from December 31, 2012 due to the increase in interest rates during that time.

November 7, 2013 – Press Release Reporting Third Quarter Results

Potential impact on net income attributed to shareholders arising from changes to asset related assumptions supporting actuarial liabilities, excluding the fixed income ultimate reinvestment rate discussed above

C$ millions	Increase (decrease) in after-tax income
As at	September 30, 2013		December 31, 2012
Asset related assumptions updated periodically in valuation basis changes	Increase	Decrease	Increase	Decrease
100 basis point change in future annual returns for public equities(1)(2)	$500	$(600)	$800	$(900)
100 basis point change in future annual returns for alternative long-duration assets(3)	3,800	(3,600)	3,900	(4,000)
100 basis point change in equity volatility assumption for stochastic segregated fund modeling(4)	(300)	300	(300)	300

(1)
The sensitivity to public equity returns above includes the impact on both segregated fund guarantee reserves and on other policy liabilities. For a 100 basis point increase in expected growth rates, the impact from segregated fund guarantee reserves is $300 million (December 31, 2012 – $500 million). For a 100 basis point decrease in expected growth rates, the impact from segregated fund guarantee reserves is $(300) million (December 31, 2012 – $(600) million). Expected long-term annual market growth assumptions for public equities pre-dividends for key markets are based on long-term historical observed experience and compliance with actuarial standards. The growth rates for returns in the major markets used in the stochastic valuation models for valuing segregated fund guarantees are 7.6% per annum in Canada, 7.6% per annum in the U.S. and 5.2% per annum in Japan. Growth assumptions for European equity funds are market-specific and vary between 5.8% and 7.85%.

(2)
For future annual returns on public equity, the decrease of $300 million in sensitivity from December 31, 2012 to September 30, 2013 is primarily related to the shift of some of our variable annuity guaranteed value from our macro-hedging program to our dynamic hedging program. Specifically, prospective changes in macro hedge costs as a result of changes in public equity returns are not reflected in non-dynamically hedged liabilities, whereas changes in dynamic hedge costs as a result of changes in public equity returns are reflected in dynamically hedged liabilities.

(3)
Alternative long-duration assets include commercial real estate, timber and agricultural real estate, oil and gas, and private equities. The decrease of $400 million in sensitivity from December 31, 2012 to September 30, 2013 is primarily related to the impact of risk free rates in some jurisdictions during the period, increasing the rate at which funds can be reinvested.

(4)
Volatility assumptions for public equities are based on long-term historic observed experience and compliance with actuarial standards. The resulting volatility assumptions are 17.15% per annum in Canada and 17.15% per annum in the U.S. for large cap public equities, and 19% per annum in Japan. For European equity funds, the volatility assumptions vary between 16.15% and 18.4%.

E4    Accounting and reporting changes

(a)	Impact of standards applied retrospectively in 2013

Effective January 1, 2013, the Company adopted several new and amended accounting pronouncements. The amendments to IAS 19 “Employee Benefits” and IFRS 10 “Consolidated Financial Statements” were adopted retrospectively.  As a result of these adoptions, net income attributed to shareholders for the three and nine months ended September 30, 2012 increased by $16 million and $54 million, respectively.

(b)	Future accounting and reporting changes beginning in 2014 or later

There are a number of accounting and reporting changes issued by the IASB that will impact the Company beginning in 2014 or later.  These changes are outlined in our second quarter 2013 report to shareholders.

November 7, 2013 – Press Release Reporting Third Quarter Results

F         OTHER

F1         Performance and Non-GAAP Measures

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. A financial measure is considered a non-GAAP measure for Canadian securities law purposes if it is presented other than in accordance with generally accepted accounting principles used for the Company’s audited financial statements. Non-GAAP measures include: Core Earnings; Net Income Attributed to Shareholders in Accordance with U.S. GAAP; Total Equity in Accordance with U.S. GAAP; Core ROE; Diluted Core Earnings Per Common Share; Constant Currency Basis; Premiums and Deposits; Funds under Management; Capital; New Business Embedded Value; Sales and Total Annualized Insurance and Wealth Premium Equivalent Basis Sales.  Non-GAAP financial measures are not defined terms under GAAP and, therefore, with the exception of Net Income Attributed to Shareholders in Accordance with U.S. GAAP and Total Equity in Accordance with U.S. GAAP (which are comparable to the equivalent measures of issuers whose financial statements are prepared in accordance with U.S. GAAP), are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

Core earnings (losses) is a non-GAAP measure which we use to better understand the long-term earnings capacity and valuation of the business. Core earnings excludes the direct impact of changes in equity markets and interest rates as well as a number of other items, outlined below, that are considered material and exceptional in nature. While this metric is relevant to how we manage our business and offers a consistent methodology, it is not insulated from macro-economic factors, which can have a significant impact.

Any future changes to the core earnings definition referred to below, will be disclosed.

Items that are included in core earnings are:
1.
Expected earnings on in-force, including expected release of provisions for adverse deviation, fee income, margins on group business and spread business such as Manulife Bank and asset fund management.

2.	Macro hedging costs based on expected market returns.

3.	New business strain.

4.	Policyholder experience gains or losses.

5.	Acquisition and operating expenses compared to expense assumptions used in the measurement of policy liabilities.

6.	Up to $200 million of favourable investment-related experience reported in a single year which is referred to as “core investment gains”.

7.	Earnings on surplus other than mark-to-market items. Gains on available-for-sale (“AFS”) equities and seed money investments are included in core earnings.

8.	Routine or non-material legal settlements.

9.	All other items not specifically excluded.

10.	Tax on the above items.

11.	All tax related items except the impact of enacted or substantially enacted income tax rate changes.

Items excluded from core earnings are:
1.	The direct impact of equity markets and interest rates, consisting of:
•	Gains (charges) on variable annuity guarantee liabilities not dynamically hedged.
•	Gains (charges) on general fund equity investments supporting policy liabilities and on fee income.
•	Gains (charges) on macro equity hedges relative to expected costs. The expected cost of macro hedges is calculated using the equity assumptions used in the valuation of policy liabilities.
•	Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of policy liabilities, including the impact on the fixed income ultimate reinvestment rate (“URR”).
•	Gains (charges) on sale of AFS bonds and open derivatives not in hedging relationships in the Corporate and Other segment.

November 7, 2013 – Press Release Reporting Third Quarter Results

2.
The earnings impact of the difference between the net increase (decrease) in variable annuity liabilities that are dynamically hedged and the performance of the related hedge assets. Our variable annuity dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks or measurements associated with the guarantees embedded in these products for a number of reasons, including: provisions for adverse deviation, fund performance, the portion of the interest rate risk that is not dynamically hedged, realized equity and interest rate volatilities and changes to policyholder behaviour.

3.
Net favourable investment-related experience in excess of $200 million per annum or net unfavourable investment-related experience on a year-to-date basis.  Investment-related experience relates to fixed income trading, alternative long-duration asset returns, credit experience and asset mix changes. This favourable and unfavourable investment-related experience is a combination of reported investment experience as well as the impact of investing activities on the measurement of our policy liabilities. The maximum of $200 million per annum to be reported in core earnings compares with an average of over $80 million per quarter of favourable investment-related experience reported since first quarter 2007.

4.	Mark-to-market gains or losses on assets held in the Corporate and Other segment other than gains on AFS equities and seed money investments in new segregated or mutual funds.

5.	Changes in actuarial methods and assumptions, excluding URR.

6.	The impact on the measurement of policy liabilities of changes in product features or new reinsurance transactions, if material.

7.	Goodwill impairment charges.

8.	Gains or losses on disposition of a business.

9.	Material one-time only adjustments, including highly unusual/extraordinary and material legal settlements or other items that are material and exceptional in nature.

10.	Tax on the above items.

11.	Impact of enacted or substantially enacted income tax rate changes.

The following table summarizes for the past eight quarters core earnings and net income (loss) attributed to shareholders.

November 7, 2013 – Press Release Reporting Third Quarter Results

Total Company

	Quarterly Results
C$ millions, unaudited	2013						2012 (restated)(1)								2011
	3	Q	2	Q	1	Q	4	Q	3	Q	2	Q	1	Q	4	Q
Core earnings (losses)
Asia Division	$242		$226		$226		$180		$230		$286		$267		$213
Canadian Division	268		225		179		233		229		201		172		142
U.S. Division	361		343		440		293		288		247		257		189
Corporate and Other (excluding expected cost of macro hedges and core investment gains)	(135)		(105)		(128)		(62)		(103)		(67)		(113)		(124)
Expected cost of macro hedges	(84)		(128)		(148)		(140)		(124)		(118)		(107)		(97)
Investment-related experience included in core earnings	52		48		50		50		50		50		50		50
Total core earnings	$704		$609		$619		$554		$570		$599		$526		$373
Investment-related experience in excess of amounts included in core earnings	491		(97)		97		321		365		54		209		261
Core earnings plus investment-related experience in excess of amounts included in core earnings	$1,195		$512		$716		$875		$935		$653		$735		$634
Other items to reconcile core earnings to net income (loss) attributed to shareholders
Gains (charges) on variable annuity guarantee liabilities that are dynamically hedged	160		30		101		100		122		(269)		223		(193)
Direct impact of equity markets and interest rates (see table below)	(66)		(272)		(208)		(18)		(88)		(727)		75		153
Impact of major reinsurance transactions, in-force product changes	-		-		-		-		26		112		122		-
Change in actuarial methods and assumptions, excluding URR	(252)		(35)		(69)		(87)		(1,006)		-		12		2
Goodwill impairment charge	-		-		-		-		(200)		-		-		(665)
Gain (loss) on sale of Life Retrocession Business	-		-		-		-		-		(50)		-		-
Tax items and restructuring charge related to organizational design	(3)		24		-		207		-		-		58		-
Net income (loss) attributed to shareholders	$1,034		$259		$540		$1,077		$(211)		$(281)		$1,225		$(69)

Direct impact of equity markets and interest rates:
Gains (charges) on variable annuity liabilities that are not dynamically hedged	$306		$75		$757		$556		$298		$(758)		$982		$234
Gains (charges) on general fund equity investments supporting policy liabilities and on fee income	85		(70)		115		48		55		(116)		121		56
Gains (charges) on macro equity hedges relative to expected costs	(245)		(231)		(730)		(292)		(86)		423		(556)		(250)
Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of policy liabilities	(77)		151		(245)		(290)		(330)		305		(425)		122
Gains (charges) on sale of AFS bonds and derivative positions in the Corporate segment	(72)		(127)		(8)		(40)		(25)		96		(47)		(9)
Charges due to lower fixed income URR assumptions used in the valuation of policy liabilities	(63)		(70)		(97)		-		-		(677)		-		-
Direct impact of equity markets and interest rates	$(66)		$(272)		$(208)		$(18)		$(88)		$(727)		$75		$153

(1) The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013. For a detailed description of the change see our first quarter 2013 report to shareholders.

November 7, 2013 – Press Release Reporting Third Quarter Results

Asia Division

					Quarterly Results
C$ millions, unaudited	2013						2012								2011
	2	Q	2	Q	1	Q	4	Q	3	Q	2	Q	1	Q	4	Q
Asia Division core earnings	$242		$226		$226		$180		$230		$286		$267		$213
Investment-related experience in excess of amounts included in core earnings	(4)		(18)		43		33		12		28		(18)		47
Core earnings plus investment-related experience in excess of amounts included in core earnings	$238		$208		$269		$213		$242		$314		$249		$260
Other items to reconcile core earnings to net income (loss) attributed to shareholders
Gains (charges) on variable annuity guarantee liabilities that are dynamically hedged	15		(2)		(2)		9		11		(18)		3		(16)
Direct impact of equity markets and interest rates	227		180		661		460		238		(611)		819		41
Tax items	-		-		-		-		-		-		40		-
Net income (loss) attributed to shareholders	$480		$386		$928		$682		$491		$(315)		$1,111		$285

Canadian Division

					Quarterly Results
C$ millions, unaudited	2013						2012								2011
	3	Q	2	Q	1	Q	4	Q	3	Q	2	Q	1	Q	4	Q
Canadian Division core earnings	$268		$225		$179		$233		$229		$201		$172		$142
Investment-related experience in excess of amounts included in core earnings	135		(88)		(187)		(31)		20		(115)		116		72
Core earnings plus investment-related experience in excess of amounts included in core earnings	$403		$137		$(8)		$202		$249		$86		$288		$214
Other items to reconcile core earnings to net income (loss) attributed to shareholders
Gains (charges) on variable annuity guarantee liabilities that are dynamically hedged	58		(1)		38		45		38		(74)		41		(67)
Direct impact of equity markets and interest rates	(44)		(33)		(92)		4		91		74		(134)		99
Reinsurance recapture, segregated fund product changes and impact of tax related changes	(3)		-		-		-		-		137		122		-
Net income (loss) attributed to shareholders	$414		$103		$(62)		$251		$378		$223		$317		$246

U.S. Division

					Quarterly Results
C$ millions, unaudited	2013						2012 (restated)(1)								2011
	3	Q	2	Q	1	Q	4	Q	3	Q	2	Q	1	Q	4	Q
U.S. Division core earnings	$361		$343		$440		$293		$288		$247		$257		$189
Investment-related experience in excess of amounts included in core earnings	404		65		263		367		348		156		155		158
Core earnings plus investment-related experience in excess of amounts included in core earnings	$765		$408		$703		$660		$636		$403		$412		$347
Other items to reconcile core earnings to net income (loss) attributed to shareholders
Gains (charges) on variable annuity guarantee liabilities that are dynamically hedged	87		33		65		46		73		(177)		179		(110)
Direct impact of equity markets and interest rates	76		(12)		(42)		(150)		(297)		(22)		(15)		268
Impact of major reinsurance transactions	-		-		-		-		26		(25)		-		-
Tax items	-		-		-		170		-		-		-		-
Net income (loss) attributed to shareholders	$928		$429		$726		$726		$438		$179		$576		$505

(1) The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013. For a detailed description of the change see our first quarter 2013 report to shareholders.

November 7, 2013 – Press Release Reporting Third Quarter Results

Corporate and Other

	Quarterly Results
C$ millions, unaudited	2013						2012 (restated)(1)								2011
	3	Q	2	Q	1	Q	4	Q	3	Q	2	Q	1	Q	4	Q
Corporate and Other core losses (excluding expected cost of macro hedges and core investment gains)	$(135)		$(105)		$(128)		$(62)		$(103)		$(67)		$(113)		$(124)
Expected cost of macro hedges	(84)		(128)		(148)		(140)		(124)		(118)		(107)		(97)
Investment-related experience included in core earnings	52		48		50		50		50		50		50		50
Total core losses	$(167)		$(185)		$(226)		$(152)		$(177)		$(135)		$(170)		$(171)
Investment-related experience in excess of amounts included in core earnings	(44)		(56)		(22)		(48)		(15)		(15)		(44)		(16)
Core losses plus investment-related experience in excess of amounts included in core earnings	$(211)		$(241)		$(248)		$(200)		$(192)		$(150)		$(214)		$(187)
Other items to reconcile core earnings to net income (loss) attributed to shareholders
Direct impact of equity markets and interest rates	(325)		(407)		(735)		(332)		(120)		(168)		(595)		(255)
Changes in actuarial methods and assumptions, excluding URR	(252)		(35)		(69)		(87)		(1,006)		-		12		2
Goodwill impairment charge	-		-		-		-		(200)		-		-		(665)
Gain (loss) on sale of Life Retrocession Business	-		-		-		-		-		(50)		-		-
Tax items and restructuring charge related to organizational design	-		24		-		37		-		-		18		-
Net loss attributed to shareholders	$(788)		$(659)		$(1,052)		$(582)		$(1,518)		$(368)		$(779)		$(1,105)

(1)  The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013. For a detailed description of the change see our first quarter 2013 report to shareholders.

Net income (loss) attributed to shareholders in accordance with U.S. GAAP is a non-GAAP profitability measure. It shows what the net income would have been if the Company had applied U.S. GAAP as its primary financial reporting basis. We consider this to be a relevant profitability measure given our large U.S. domiciled investor base and for comparability to our U.S. peers who report under U.S. GAAP.

Total equity in accordance with U.S. GAAP is a non-GAAP measure. It shows what the total equity would have been if the Company had applied U.S. GAAP as its primary financial reporting basis. We consider this to be a relevant measure given our large U.S. domiciled investor base and for comparability to our U.S. peers who report under U.S. GAAP.

Core return on common shareholders’ equity (“Core ROE”) is a non-GAAP profitability measure that presents core earnings available to common shareholders as a percentage of the capital deployed to earn the core earnings.  The Company calculates Core ROE using average common shareholders’ equity.

Diluted core earnings per common share is core earnings available to common shareholders expressed per diluted weighted average common share outstanding.

The Company also uses financial performance measures that are prepared on a constant currency basis, which exclude the impact of currency fluctuations and which are non-GAAP measures. Quarterly amounts stated on a constant currency basis in this report are calculated, as appropriate, using the income statement and balance sheet exchange rates effective for the third quarter of 2013.

Premiums and deposits is a non-GAAP measure of top line growth.  The Company calculates premiums and deposits as the aggregate of (i) general fund premiums, net of reinsurance, reported as premiums on the Consolidated Statement of Income, (ii) segregated fund deposits, excluding seed money, (“deposits from policyholders”), (iii) adding back the premiums ceded related to FDA coinsurance, (iv) investment contract deposits, (v) mutual fund deposits, (vi) deposits into institutional advisory accounts,  (vii) premium equivalents for “administration services only” group benefit contracts (“ASO premium equivalents”), (viii) premiums in the Canadian Group Benefits reinsurance ceded agreement, and (ix) other deposits in other managed funds.

November 7, 2013 – Press Release Reporting Third Quarter Results

Premiums and deposits	Quarterly results
C$ millions	3Q 2013	2Q 2013	3Q 2012
Net premium income	$4,429	$4,359	$2,187
Deposits from policyholders	5,261	5,333	5,539
Premiums and deposits per financial statements	$9,690	$9,692	$7,726
Add back premiums ceded relating to FDA coinsurance	-	-	1,799
Investment contract deposits	9	16	40
Mutual fund deposits	8,111	10,545	4,335
Institutional advisory account deposits	1,089	1,146	1,106
ASO premium equivalents	723	756	673
Group benefits ceded premiums	981	1,427	967
Other fund deposits	99	97	100
Total premiums and deposits	$20,702	$23,679	$16,746
Currency impact	-	206	350
Constant currency premiums and deposits	$20,702	$23,885	$17,096

Funds under management is a non-GAAP measure of the size of the Company.  It represents the total of the invested asset base that the Company and its customers invest in.

Funds under management	Quarterly results
(C$ millions) As at	3Q 2013	2Q 2013	(restated)(1) 3Q 2012
Total invested assets	$230,336	$231,935	$223,932
Segregated funds net assets	225,842	221,952	205,685
Funds under management per financial statements	$456,178	$453,887	$429,617
Mutual funds	81,049	76,634	55,705
Institutional advisory accounts (excluding segregated funds)	28,686	28,416	21,597
Other funds	8,721	8,025	6,849
Total funds under management	$574,634	$566,962	$513,768
Currency impact	-	(9,469)	10,465
Constant currency funds under management	$574,634	$557,493	$524,233

(1)
The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013. For a detailed description of the change see our first quarter 2013 report to shareholders.

Capital The definition we use for capital, a non-GAAP measure, serves as a foundation of our capital management activities at the MFC level.  For regulatory reporting purposes, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines used by OSFI.  Capital is calculated as the sum of (i) total equity excluding AOCI on cash flow hedges and (ii) liabilities for preferred shares and capital instruments.

Capital	Quarterly results
(C$ millions) As at	3Q 2013	2Q 2013	(restated)(1) 3Q 2012
Total equity	$26,881	$26,544	$23,917
Add AOCI loss on cash flow hedges	115	131	200
Add liabilities for preferred shares and capital instruments	4,119	4,130	3,897
Total capital	$31,115	$30,805	$28,014

(1)
The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013.   For a detailed description of the change see our first quarter 2013 report to shareholders.

New business embedded value (“NBEV”) is the change in shareholders’ economic value as a result of sales in the reporting period. NBEV is calculated as the present value of expected future
November 7, 2013 – Press Release Reporting Third Quarter Results

earnings, after the cost of capital, on actual new business sold in the period using future mortality, morbidity, policyholder behaviour, expense and investment assumptions that are consistent with the assumptions used in the valuation of our policy liabilities.

The principal economic assumptions used in the NBEV calculations in the third quarter were as follows:

	Canada	U.S.	Hong Kong	Japan
MCCSR ratio	150%	150%	150%	150%
Discount rate	8.25%	8.50%	9.00%	6.25%
Jurisdictional income tax rate	26.5%	35%	16.5%	31%
Foreign exchange rate	n/a	1.038568	0.133912	0.010501
Yield on surplus assets	4.50%	4.50%	4.50%	2.00%

Sales are measured according to product type:
For total individual insurance, sales include 100 per cent of new annualized premiums and 10 per cent of both excess and single premiums. For individual insurance, new annualized premiums reflect the annualized premium expected in the first year of a policy that requires premium payments for more than one year.  Sales are reported gross before the impact of reinsurance. Single premium is the lump sum premium from the sale of a single premium product, e.g. travel insurance.

For group insurance, sales include new annualized premiums and administrative services only premium equivalents on new cases, as well as the addition of new coverages and amendments to contracts, excluding rate increases.

For individual wealth management contracts, all new deposits are reported as sales. This includes individual annuities, both fixed and variable; mutual funds; college savings 529 plans; and authorized bank loans and mortgages. As we have discontinued sales of new VA contracts in the U.S., beginning in the first quarter of 2013, subsequent deposits into existing U.S. VA contracts will not be considered sales.

For group pensions/retirement savings, sales of new regular premiums and deposits reflect an estimate of expected deposits in the first year of the plan with the Company. Single premium sales reflect the assets transferred from the previous plan provider. Sales include the impact of the addition of a new division or of a new product to an existing client. Total sales include both new regular and single premiums and deposits.

Total Annualized Insurance and Wealth Premium Equivalent (“APE”) Basis Sales are sales that comprise 100 per cent of regular premium/deposit sales and 10 per cent of single premium/deposit sales for both insurance and wealth management products.

F2	Key planning assumptions and uncertainties

Manulife’s 2016 management objectives do not constitute guidance and are based on certain key planning assumptions, including: current accounting and regulatory capital standards; no acquisitions; equity market and interest rate assumptions consistent with our long term assumptions, and favourable investment-related experience included in core earnings23.

23	Interest rate assumptions based on forward curve as of June 30, 2012. Core earnings include up to $200 million per annum of favourable investment-related experience.

November 7, 2013 – Press Release Reporting Third Quarter Results

F3                                Caution regarding forward-looking statements

From time to time, MFC makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements in this document include, but are not limited to, statements with respect to our 2016 management objectives for core earnings and core ROE, insurance sales momentum in Hong Kong and Japan in the fourth quarter, and the net impact of the fourth quarter charge related to our review of our modeling of future tax cash flows for our U.S. Variable Annuity business and the sale of our Taiwan life insurance business.

The forward-looking statements in this document also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.

Certain material factors or assumptions are applied in making forward-looking statements, including in the case of our 2016 management objectives for core earnings and core ROE, the assumptions described under "Key Planning Assumptions and Uncertainties" in our 2012 Annual Report and in this document, and actual results may differ materially from those expressed or implied in such statements.   As outlined above, the amount of the fourth quarter charge related to modeling of future tax cash flows for our U.S. Variable annuity business is dependent upon the potential implementation of changes to the investment objectives of separate accounts that support our Variable Annuity products, which require policyholder approval. The sale of our Taiwan business is subject to regulatory approval.  Important factors that could cause actual results to differ materially from expectations include but are not limited to: the factors identified in “Key Planning Assumptions and Uncertainties” in our 2012 Annual Report and in this document; general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies and actuarial methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as available-for-sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete

November 7, 2013 – Press Release Reporting Third Quarter Results

acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns; and our ability to protect our intellectual property and exposure to claims of infringement. Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the body of this document as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management”, “Risk Management and Risk Factors” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent annual report, under “Risk Management and Risk Factors Update” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent interim report, in the “Risk Management” note to consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators. The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations as well as our objectives and strategic priorities, and may not be appropriate for other purposes.  We do not undertake to update any forward-looking statements, except as required by law.

November 7, 2013 – Press Release Reporting Third Quarter Results

Consolidated Statements of Income

(Canadian $ in millions except per share information, unaudited)	For the three months ended
	September 30
		(restated)(1)
	2013	2012
Revenue
Net premium income prior to FDA coinsurance (2)	$4,429	$3,986
Premiums ceded relating to FDA coinsurance	-	(1,799)
Investment income
Investment income	2,103	2,174
Realized/unrealized gains (losses) on assets supporting insurance and investment contract liabilities(3)	(2,227)	1,421
Other revenue	1,983	1,817
Total revenue	$6,288	$7,599
Contract benefits and expenses
To contractholders and beneficiaries
Death, disability and other claims	$2,525	$2,370
Maturity and surrender benefits	1,130	1,179
Annuity payments	850	803
Policyholder dividends and experience rating refunds	321	275
Net transfers from segregated funds	(181)	(146)
Change in insurance contract liabilities (3)	(973)	5,042
Change in investment contract liabilities	52	3
Ceded benefits and expenses	(1,660)	(1,491)
Change in reinsurance assets	383	(2,560)
Net benefits and claims	$2,447	$5,475
General expenses	1,097	1,065
Investment expenses	305	284
Commissions	983	944
Interest expense	265	239
Net premium taxes	73	71
Goodwill impairment	-	200
Total contract benefits and expenses	$5,170	$8,278
Income (loss) before income taxes	$1,118	$(679)
Income tax (expense) recovery	(172)	360
Net income (loss)	$946	$(319)
Less: Net income (loss) attributed to non-controlling interests	20	(1)
Net loss attributed to participating policyholders	(108)	(107)
Net income (loss) attributed to shareholders	$1,034	$(211)
Preferred share dividends	(33)	(31)
Common shareholders' net income (loss)	$1,001	$(242)

Basic earnings (loss) per common share	$0.54	$(0.13)
Diluted earnings (loss) per common share	$0.54	$(0.13)

(1)
The 2012 results have been restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013. For a detailed description of the change see our first quarter 2013 report to shareholders.

(2)
In 2012, the Company entered into a coinsurance agreement, effective April 1, 2012, to reinsure 89 per cent of its book value fixed deferred annuity business from John Hancock U.S.A. and a separate agreement, effective July 1, 2012, to reinsure 90 per cent of its book value fixed deferred annuity business from John Hancock Life Insurance Company of New York. Under the terms of both of these agreements, the Company will maintain the responsibility for servicing of the policies.

(3)
The realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities are mostly offset by changes in the measurement of our policy obligations. For fixed income assets supporting insurance and investment contracts, equities supporting pass through products and derivatives related to variable annuity hedging programs, the impact of realized/unrealized gains (losses) on the assets is largely offset in the change in insurance and investment contract liabilities. The  realized/unrealized gains (losses) on assets supporting insurance and investment contract liabilities related primarily to the impact of interest rate changes on bond and fixed income derivative positions as well as interest rate swaps supporting the dynamic hedge program.

November 7, 2013 – Press Release Reporting Third Quarter Results

Consolidated Statements of Financial Position

(Canadian $ in millions, unaudited)
		(restated)1
As at	September 30	December 31
Assets	2013	2012
Invested assets
Cash and short-term securities	$14,691	$13,480
Securities
Bonds	115,218	119,281
Equities	13,098	11,995
Loans
Mortgages	36,547	35,082
Private placements	20,095	20,275
Policy loans	7,094	6,793
Bank loans	1,972	2,142
Real estate	8,811	8,513
Other invested assets	12,810	11,561
Total invested assets	$230,336	$229,122
Other assets
Accrued investment income	$1,816	$1,794
Outstanding premiums	699	1,009
Derivatives	9,783	14,707
Goodwill and intangible assets	5,199	5,113
Reinsurance assets	17,475	18,681
Deferred tax asset	3,833	3,445
Miscellaneous	3,234	3,127
Total other assets	$42,039	$47,876
Segregated funds net assets	$225,842	$207,985
Total assets	$498,217	$484,983

Liabilities and Equity
Policy liabilities
Insurance contract liabilities	$193,262	$199,588
Investment contract liabilities	2,437	2,420
Bank deposits	19,315	18,857
Deferred tax liability	630	603
Derivatives	7,869	7,500
Other liabilities	13,126	13,922
	$236,639	$242,890
Long-term debt	4,736	5,046
Liabilities for preferred shares and capital instruments	4,119	3,903
Segregated funds net liabilities	225,842	207,985
Total liabilities	$471,336	$459,824

Equity
Issued share capital
Preferred shares	$2,693	$2,497
Common shares	20,138	19,886
Contributed surplus	269	257
Shareholders' retained earnings	4,272	3,256
Shareholders' accumulated other comprehensive income (loss)	(903)	(1,184)
Total shareholders' equity	$26,469	$24,712
Participating policyholders' equity	86	146
Non-controlling interests	326	301
Total equity	$26,881	$25,159
Total liabilities and equity	$498,217	$484,983

(1) The December 31, 2012 amounts have been restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013. For a detailed description of the change see our first quarter 2013 report to shareholders.

November 7, 2013 – Press Release Reporting Third Quarter Results